INTEROIL CORPORATION
Yukon Territory
Canada

INFORMATION CIRCULAR

FOR THE ANNUAL AND SPECIAL MEETING

OF SHAREHOLDERS

to be held on June 19, 2009

MANAGEMENT SOLICITATION OF PROXIES

This management information circular (the "Circular") is furnished in connection with the solicitation by management of InterOil Corporation (the "Corporation") of proxies to be used at the annual and special meeting (the "Meeting") of holders ("Shareholders") of Common Shares ("Common Shares") of InterOil Corporation to be held on Friday, June 19, 2009 at 10:00 a.m. (Eastern time) in the Prince Conference Center, Calvin College, 1800 East Beltline SE, Grand Rapids, Michigan, United States of America, and at all adjournments of the Meeting for the purposes set forth in the accompanying notice of meeting.  In this circular, references to "we", "us", "our" "the Corporation" and "InterOil" refer to InterOil Corporation and its subsidiaries, unless the context requires otherwise.  It is expected that the solicitation of proxies will be made primarily by mail but proxies may also be solicited personally by our directors, officers and employees.  The total cost of the solicitation will be borne by us.  The information contained in this circular is given as at May 19, 2009 except where otherwise noted. All dollar amounts are expressed in U.S dollars unless otherwise stated or the context requires.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy accompanying this Circular are directors and/or officers of ours.  Each Shareholder has a right to appoint a person (who does not need to be a Shareholder) other than the persons specified in such form of proxy to attend and act for him on his behalf at the meeting.  The right to appoint an alternative proxy may be exercised by striking out the management designated names specified in the enclosed form of proxy, inserting the name of the person to be appointed in the blank space provided in the form of proxy, signing the form of proxy and returning it in the reply envelope in the manner set forth below.

To be valid, proxies must be dated, signed by the Shareholder or the Shareholder's attorney authorized in writing, and received by Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, Attention: Proxy Department, Facsimile (416) 263-9524 or (866) 249-7775 at any time not less than 48 hours (excluding non-business days) prior to the Meeting or any adjournment thereof.  Proxies may also be deposited with the Chairman of the Meeting at any time prior to the commencement of the Meeting or any adjournment thereof.  An undated proxy will be deemed to be dated the date it is mailed.

REVOCATION OF PROXIES

A Shareholder who has given a proxy may revoke it with an instrument in writing executed by him or his attorney authorised in writing by depositing such instrument: (i) at our registered office at Suite 300, 204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9 at any time up to and including the last business day preceding the day of the meeting, (ii) with Computershare Investor Services Inc. at the address provided under "Appointment of Proxies" at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof; (iii) with the Chairman of the Meeting prior to the commencement of the Meeting or any adjournment of the Meeting; (iv) by the Shareholder personally attending at the Meeting and voting the Common Shares represented by the proxy; or, if the Shareholder is a corporation, by a duly authorized officer or officers or attorney of such corporation attending at the Meeting and voting such securities; or (v) in any other manner permitted by law.

VOTING OF COMMON SHARES REPRESENTED BY MANAGEMENT PROXIES

The persons named in the enclosed form of proxy will vote, or withhold from voting, the Common Shares in respect of which they are appointed as proxy on any ballot that may be called for in accordance with the instructions of the Shareholder who appointed them.  In the absence of such instructions, such Common Shares will be voted in favour of each matter referred to in this Circular.

The enclosed form of proxy, when properly completed and signed, also confers discretionary authority upon the persons appointed to vote as they see fit with respect to amendments to, or variations of, matters identified in the notice of Meeting, and with respect to other matters which may properly come before the Meeting.  At the date of this Circular, we are not aware of any such amendments, variations or other matters.

RECORD DATE AND ENTITLEMENT TO VOTE

In accordance with the Business Corporations Act (Yukon) ("YBCA"), each holder of record of our Common Shares as at May 11, 2009, the record date, will be entitled to one vote for each Common Share held on all matters proposed to come before the Meeting.  To the extent that a holder has transferred any Common Shares after the record date and the transferee of such Common Shares establishes ownership of such shares and demands in writing, not later than 10 days before the Meeting or any adjournment thereof, to be included in the list of Shareholders entitled to vote at the Meeting, the transferee, and not the Shareholder of record as of May 11, 2009, will be entitled to vote such Common Shares at the Meeting.

VOTING BY NON-REGISTERED SHAREHOLDERS

The information set forth in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold their Common Shares in their own name.  Shareholders who do not hold their Common Shares in their own name (referred to in this Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of InterOil as the registered holders of Common Shares can be recognized and acted upon at the Meeting.  If the Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in the Shareholder's own name on the records of InterOil.  Such Common Shares will more likely be registered in the name of the Shareholder's broker or an agent of that broker.  In Canada, the vast majority of shares are registered in the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominee for many Canadian brokerage firms).  Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the broker's clients.  Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Applicable regulatory policy requires brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings.  Every broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.  In certain cases, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the proxy provided to Registered Shareholders, however, its purpose is limited to instructing the Registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.  The majority of Canadian brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Institution, Inc ("Broadridge").  Broadridge typically prepares a machine-readable voting instruction form, mails that form to the Beneficial Shareholders and asks Beneficial Shareholders to return the instruction forms to Broadridge.  Alternatively, Beneficial Shareholders can either call Broadridge's toll-free telephone number to vote their Common Shares or access Broadridge's dedicated voting website at www.proxyvotecanada.com to deliver their voting instructions.  Broadridge then tabulates the results of all instructions received and provides instructions respecting the voting of Common Shares to be represented at the Meeting.  A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that form to vote Common Shares directly at the Meeting – voting instructions must be provided to Broadridge (in accordance with the instructions set forth on the Broadridge form) well in advance of the Meeting in order to have the Common Shares voted.  If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the Registered Shareholder and vote the Common Shares in that capacity.  Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the Registered Shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker.

All references to Shareholders in this Circular, the accompanying proxy, and the Notice are to Registered Shareholders unless specifically stated otherwise.

VOTING OF COMMON SHARES AND PRINCIPAL HOLDERS OF COMMON SHARES

On May 11, 2009, we had 36,629,074 Common Shares issued and outstanding.  To the knowledge of our directors and executive officers, as of May 11, 2009, the following persons beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of our issued and outstanding Common Shares:

Name and Address	Number of Common Shares		Percentage of Common Shares

Phil Mulacek 20 Piper Terrace The Woodlands, Texas, 77380 USA	6,194,376	(1)	16.91%

Wells Fargo & Company 42 Montgomery Street San Francisco, California, 94163 USA	4,674,648		12.76%

Note:
(1)
Includes 449,569 Common Shares held by Petroleum Independent and Exploration Corporation, a corporation controlled by Mr. Mulacek, 4,663,508 Common Shares held by P.I.E. Group LLC, a company controlled by Mr. Mulacek, and 24,600 Common Shares held by Nikiski Partners Limited, a limited partnership, the general partner of which is Petroleum Independent and Exploration Corporation.

BUSINESS OF THE MEETING

PRESENTATION OF THE 2008 FINANCIAL STATEMENTS

InterOil's audited consolidated financial statements for the fiscal year ended December 31, 2008, together with the Auditors’ report on those statements, have been forwarded to Shareholders.  At the Meeting, Shareholders will receive and consider the financial statements with no formal action being taken to approve these as the requirements of the YBCA will have been met with the advance circulation of such financial statements.  If any Shareholders have questions respecting such financial statements, the questions may be brought forward at the Meeting.

ELECTION OF DIRECTORS

Our Articles of Continuance provide that we must have a minimum of three and a maximum of fifteen directors as determined by a resolution of our board of directors (the "Board").  The number of directors is presently set at six.  Directors elected at the meeting will serve until the next annual meeting of Shareholders or, if earlier, until they resign, are removed or are disqualified.  The current term of office of each of the nominees as our directors will expire at the meeting. The Board has set the number of directors to be elected at the meeting at six. Management of InterOil propose to nominate the six persons named in the table below, each of whom is currently a director of ours.  Unless otherwise directed, the persons named in the accompanying proxy intend to vote FOR the election as directors of InterOil the nominees whose names are set forth below.

The following table sets forth information with respect to all persons nominated for election as directors, as provided by those directors individually.  The information includes the names, province state or county, and country of residence of the person nominated for election as directors, the number of voting securities of the Corporation beneficially owned or controlled or directed, directly or indirectly, as at May 11, 2009, the offices held by each in the Corporation, the period served as director and the principal occupation for the past five years of each.

Name, Place of Residence and position with the Corporation	Principal Occupation	Director Since	Number of Common Shares Beneficially Owned, Controlled or Directed, directly or indirectly
Phil E. Mulacek Texas, USA Chairman of the Board, Director and Chief Executive Officer	Chief Executive Officer of InterOil	May 29, 1997	6,194,376	(1)

Christian M. Vinson Port Moresby, Papua New Guinea Director, and Executive Vice President Corporate Development & Government Affairs	Executive Vice President Corporate Development & Government Affairs of InterOil	May 29, 1997	183,000

Roger N. Grundy (4) Derbyshire, UK Director	Managing Director of Breckland Ltd., a UK-based engineering consulting firm. Consultant to the oil, gas and petrochemical industries.	May 29, 1997	147,700

Gaylen J. Byker (3)(4) Michigan, USA Director	President of Calvin College, a liberal arts college in Grand Rapids, Michigan	May 29, 1997	330,005	(2)

Edward Speal(3)(4) New York, USA Director	Managing Director Head of Structural Finance, Americas BNP Paribas, New York	June 25, 2003	32,300

Roger Lewis(3) Perth, Australia Director	Professional director	November 26, 2008	Nil

Notes:
(1)
Includes 449,569 Common Shares held by Petroleum Independent and Exploration Corporation, a corporation controlled by Mr. Mulacek, 4,663,508 Common Shares held by P.I.E. Group LLC, a company controlled by Mr. Mulacek, and 24,600 Common Shares held by Nikiski Partners Limited, a limited partnership, the general partner of which is Petroleum Independent and Exploration Corporation. In addition, Petroleum Independent & Exploration Corporation owns 5,000 shares in a subsidiary SP InterOil, LDC, which shares are convertible into an equal number of Common Shares in InterOil Corporation.  P.I.E. Group, LLC also holds one share in a further subsidiary, SPI Exploration and Production Corporation.

(2)
Includes 9,525 Common Shares held by Asia Pacific Refinery Investment, Inc. ("APRI") and 6,500 shares held by APRI, L.P. ("APRI LP").  Dr. Byker owns APRI, which is the general partner of APRI LP and holds a 1% general partnership interest and a 19% limited partnership in APRI LP.  APRI LP owns an interest in P.I.E. Group, LLC, equating with 1,873,000 Common Shares of InterOil.

(3)	Each of Dr. Byker, Mr. Speal and Mr. Lewis ia a member of the Audit Committee, the Compensation Committee, and of the Nominating and Governance Committee.
(4)	Each of Mr. Speal, Mr. Grundy and Dr. Byker is a member of the Reserves Committee.

Additional information regarding the background of each of the nominees is contained in our Annual Information Form dated March 27, 2009, a copy of which is available at www.sedar.com.

APPOINTMENT OF AUDITOR

InterOil’s Audit Committee has recommended to the Board that the Corporation propose PricewaterhouseCoopers, Chartered Accountants, the incumbent auditors first appointed on June 6, 2006, to the Shareholders for re-election as our auditors.

Unless otherwise directed, the persons named in the accompanying proxy intend to vote FOR the appointment of PricewaterhouseCoopers, Chartered Accountants, as our auditors to hold office until the next meeting of Shareholders and to authorize the directors to fix their remuneration.

APPROVAL OF 2009 STOCK INCENTIVE PLAN

As at the date hereof, there are only 218,500 Common Shares available for issuance pursuant to InterOil's current 2006 Stock Incentive Plan (the "Stock Plan").  In order to ensure that a sufficient number of Common Shares are available to permit InterOil to continue to grant stock options and other incentive awards, on May 13, 2009, the Board approved the 2009 Stock Incentive Plan (the "New Plan"), which will result in the reservation of an additional 2,000,000 Common Shares to satisfy the grant of future incentive awards to employees, consultants and outside directors. Upon approval of the New Plan by the Shareholders, the New Plan will become effective and InterOil will cease to make awards under the current Stock Plan.

In addition, the New Plan updates the current Stock Plan to be consistent with stock incentive plans of other New York Listed Issuers.  The current Stock Plan was adopted in May 2006 when the Common Shares of InterOil were listed on the Toronto Stock Exchange and the American Stock Exchange.  Effective at the close of markets on January 27, 2009, the Common Shares were delisted from the Toronto Stock Exchange.  The Common Shares were also delisted from the NYSE AMEX (formerly AMEX) effective as of the close of markets on March 30, 2009 and commenced trading on the New York Stock Exchange at the opening of markets on March 31, 2009.  The New Plan has removed certain requirements of, and all references to, the Toronto Stock Exchange and the American Stock Exchange.

The maximum number of Common Shares reserved for issuance pursuant to awards under the New Plan is set at 2,000,000.  As at the date hereof, there are options outstanding, which, if exercised, will result in the issuance of 1,730,500 Common Shares.  Accordingly, the number of Common Shares reserved for issuance under the New Plan (and all other options granted by InterOil at this time) is equal to 3,730,500 Common Shares, representing approximately 10.18% of the issued and outstanding Common Shares as at this date.

Unless otherwise directed, the persons named in the accompanying proxy intend to vote in favour of the ordinary resolution approving the New Plan at the Meeting.

In the event this resolution is not approved, the current Stock Plan will continue, unamended.

Summary of the New Plan

The New Plan is based upon the current Stock Plan.  The principal changes to the current Stock Plan include: (i) the reservation of an additional 2,000,000 Common Shares under the New Plan to permit InterOil to continue to grant awards to employees, consultants and outside directors, (ii) the deletion of requirements of, and references to, the Toronto Stock Exchange and the American Stock Exchange, and (iii) the updating of the current Stock Option Plan to be consistent with other New York Stock Exchange listed companies and for regulatory changes.

The following is a summary of the principal features of the New Plan and its operation. A copy of the New Plan is attached as Appendix "D" to this Circular and the foregoing description of the New Plan is subject to the complete text of such plan.

Consistent with the current Stock Plan, the purpose of the New Plan is to foster and promote the long-term financial success of the Corporation  and to increase shareholder value by: (a) encouraging the commitment of selected key employees, consultants and outside directors, (b) motivating superior performance of key employees, consultants and outside directors by means of long-term incentives, (c) encouraging and providing key employees, consultants and outside directors with a program for obtaining ownership interests in the Corporation that link and align their personal interests to those of the Shareholders, (d) attracting and retaining key employees, consultants and outside directors by providing competitive compensation opportunities, and (e) enabling key employees and outside directors to share in the long-term growth and success of the Corporation.

The New Plan permits the Compensation Committee of the Board (the "Compensation Committee") to grant incentive awards to outside directors, employees and consultants, which awards include non-statutory stock options, incentive stock options, stock appreciation rights, restricted stock awards, restricted stock-based awards and other stock-based awards, as well as supplemental payments with respect thereto.  Some of the incentive rights may require the satisfaction of performance-based criteria in order to be payable to participants.  Such rights are an important component of the total compensation package offered to employees, consultants and directors, reflecting the emphasis that InterOil places on motivating and rewarding superior results with long-term, performance-based incentives.

The maximum number of Common Shares reserved for issuance issued under the New Plan is set at 2,000,000 Common Shares.  A maximum of 500,000 Common Shares may be issued upon exercise of incentive stock options.  Any Common Shares subject to an award under the New Plan that are forfeited, cancelled, returned to InterOil for failure to satisfy conditions or otherwise terminated without an issuance of (including payment of an option price by withholding shares) Common Shares will not be counted against the maximum share limitations of the New Plan and may again be used for awards under the New Plan.  The maximum aggregate number of shares attributable to incentive awards that may be granted or may vest in any calendar year pursuant to any incentive award for a named executive officer is 300,000 and the maximum cash payout in any calendar year which may be made to such officer is US$5 million.

The New Plan is administered by the Compensation Committee.  Subject to the terms of the New Plan, the Compensation Committee has the power to select the persons eligible to receive incentive awards, the type and amount of incentive awards to be awarded, and the terms and conditions of such awards.  The Compensation Committee has the authority to interpret the New Plan and establish, amend or waive rules necessary or appropriate for the administration of the New Plan.

No incentive stock options may be exercisable for more than ten years from the date of grant, or, in the case of an incentive stock option granted to an employee who owns or is deemed to own more than 10% of the outstanding Common Shares, five years from the date of grant.

Rights under any award may not be transferred except by will or the laws of descent and distribution or a qualified domestic relations order.  However, the Compensation Committee may, in its discretion, authorize in the applicable award agreement the transfer, without consideration, of all or a portion of a non-statutory stock option by a participant in the plan to family members, trusts and entities owned by immediate family members.

Unless provided otherwise in the applicable award agreement, in the event of a change in control, as defined in the New Plan, all outstanding awards shall become 100% vested, free of all restrictions, immediately and fully exercisable and deemed earned in full and payable as of the day immediately preceding the change in control.

Under the New Plan, InterOil may issue Common Shares from treasury or purchase Common Shares on the open market or otherwise.

The Board has the power and authority to terminate or amend the New Plan at any time; provided, however, the Board may not, without the approval of Shareholders: (i) other than as a result of a dilutive event, increase the maximum number of Common Shares which may be issued under the New Plan; (ii) amend the requirements as to the class of employees eligible to purchase Common Shares under the New Plan; (iii) extend the term of the New Plan; (iv) increase the maximum limits on awards to covered employees as set for compliance with the performance-based exception provisions of the New Plan; or (v) decrease the authority granted to the Compensation Committee under the New Plan in contravention of Rule 16b-3 under the United States Securities Exchange Act of 1934.  In addition, to the extent that the Compensation Committee determines that the listing requirements of any national securities exchange or quotation system on which the Common Shares is then listed or quoted, or the United States Internal Revenue Code or regulations promulgated thereunder, require Shareholder approval in order to maintain compliance with such listing requirements or to maintain any favourable tax advantages or qualifications, then the New Plan shall not be amended without Shareholder approval.  No amendment to the New Plan may adversely affect any rights of a holder of an outstanding award under the New Plan without such holder's consent.

Unless otherwise provided by the Compensation Committee in the award agreement, the period during which vested awards may be exercised following a termination of employment is as follows: (i) if a participant's employment is terminated for any reason other than as a result death, disability, retirement or for cause, the vested portion of such award is exercisable for the lesser of the expiration date set forth in the applicable award agreement or 90 days after the date of termination of employment; (ii) in the event of the termination of participant's employment for cause, all vested awards immediately expire; (iii) upon a participant's retirement, any vested award shall expire on the earlier of the expiration date set forth in the award agreement for such award or one year after the date of retirement (three months in the case of incentive stock options); and (iv) upon the death or disability of a participant, any vested award shall expire on the earlier of the expiration date set forth in the award agreement or the one year anniversary date of the participant's death or disability.

Stock Options

The Compensation Committee may grant "non-statutory stock options" and "incentive stock options"; however, incentive stock options may only be granted to employees.  The aggregate "Fair Market Value" (as defined below) of the Common Shares with respect to which incentive stock options become first exercisable by any participant during any calendar year cannot exceed $100,000. Historically, the Company has only granted non-statutory stock options. The exercise price under a stock option shall not be less than the Fair Market Value per share on the date of grant. "Fair Market Value" is defined as the average of the opening and closing prices of a Common Share on the date as of which Fair Market Value is to be determined, or if no such sales were made on such date, the closing sales price on the immediately preceding business day of a Common Share as reported on the New York Stock Exchange.

The exercise price for Common Shares acquired on exercise of a stock option must be paid in cash, or, if approved by the Compensation Committee, delivery of Common Shares with a Fair Market Value equal to the exercise price of the stock option, the withholding of shares that would otherwise be issuable upon exercise, participation in a "cashless exercise'' arrangement, or payment of any other form of consideration acceptable to the Compensation Committee.

Stock Appreciation Rights ("SARs")

A SAR provides the holder with the right to receive a payment in Common Shares equal to the excess of the Fair Market Value of a specified number of Common Shares on the date the SAR is exercised over a SAR price specified in the applicable award agreement.  The SAR price specified in an award agreement must be equal to or greater than the Fair Market Value of the Common Shares on the date of the grant of the SAR.  SARs are subject to the terms as the Compensation Committee may specify and may not generally be exercisable prior to six months from the date of grant.

Restricted Stock

An award of restricted stock is an award of Common Shares that is subject to restrictions or limitations as set forth in the New Plan and in the related award agreement.  Restrictions may include the time or times within which such award may be subject to forfeiture and any performance goals which must be met.  Except for the right to vote the Commons Shares (unless otherwise provided in the applicable award agreement) and limitations on transfer or limitations set forth in the applicable award agreement, holders of restricted stock shall have all of the rights of a Shareholder, including, if provided in the applicable award agreement, the right to receive any dividends thereon.  Unless otherwise provided in an award agreement, upon the termination of a participant's employment, the non-vested portions of all outstanding awards will terminate immediately.

Other Stock-Based Awards

The Compensation Committee may grant other stock-based awards, which include awards payable in Common Shares (that are not subject to restrictions), restricted stock units, Common Shares awarded subject to the satisfaction of specified performance criteria, convertible or exchangeable debentures, other rights convertible into Common Shares and incentive awards valued by reference to performance criteria, which awards are payable in cash or Common Shares.

STATEMENT OF EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

A detailed review of the Corporation’s compensation policy and approach was undertaken under the supervision of the Compensation Committee in early 2008.

The Compensation Committee is responsible for reviewing and approving the compensation arrangements for our Chief Executive Officer, senior executives and directors.  The Compensation Committee also administers our incentive and equity-based compensation plans, such as our 2006 Stock Incentive Plan.  In connection with the administration of these plans, the Compensation Committee makes recommendations regarding amendments to existing compensation plans and the adoption of new plans.  The Compensation Committee's role, composition, duties and responsibilities are set forth in its Charter which was approved by our Board and is available on our website at www.interoil.com.

Members of the Compensation Committee during the financial year ended December 31, 2008 were Dr. Gaylen Byker (Chair), Mr. Edward Speal, Mr. Don Hansen and Mr. Roger Lewis,1 each of whom is independent within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices ("NI 58-101").  During 2008, all material compensation matters were reviewed and approved by the Compensation Committee.

Our executive compensation program is designed to be competitive with other companies in the oil and gas business, particularly those we view as competitors for business, employee talent, and Shareholder investments.  For certain executives, we also need to remain competitive more broadly as their skills and expertise are not industry-specific.  We also recognize the need to provide compensation that encourages performance and greater executive focus on Shareholder value.  The fact that our Corporation is still at an early development stage has been and continues to be a significant factor in determining our approach to compensating senior management.

Elements of Interoil’s Compensation Program

Our compensation package for senior executives is comprised of three main elements: base salaries, annual incentives (or bonuses) and long term incentives provided as stock options to acquire Common Shares pursuant to the Stock Plan.

In early 2008, we conducted a detailed benchmark analysis of executive remuneration with the assistance of data provided by a number of compensation consulting groups, including the Hay Group, against compensation paid by companies, primarily within the same industry and of similar size.  Recognising our stage of development. we have endeavoured to keep base salaries and annual bonuses as near to the benchmarked market mid-point as possible in order to conserve our cash while ensuring that we are able to attract and retain competent professionals for critical senior roles with stock option grants. In order to align management's interest with our Shareholders, we have placed significant emphasis on options-based compensation that promotes equity ownership by our management.

We grant long-term incentives periodically to promote this alignment.  This type of award may consist of performance stock, stock options or other equity or performance based compensation.  Stock options have been employed for this purpose to date.  Each year, the Compensation Committee determines the amount and proportion of each type of long-term incentive for each director, officer and key employee.

1 Mr. Hanson resigned from the Board effective 15 October 2008. He was replaced on November 26, 2009 by Mr. Roger Lewis upon his appointment as a director. The Compensation Committee did not meet again in 2008 subsequent to Mr. Lewis’ appointment.

Base Salaries

 Base salaries are designed to be at competitive levels and, when combined with the other components of the compensation program, are set to attract and retain suitably qualified and able executives and managers.  Base salaries are generally set as near as possible to the mid-point of our benchmarked comparator group. In some instances, the market for certain senior professionals has required divergence from that to salaries set within the upper quartile of the comparator group.

Annual Incentives

 During the 2008 year, cash bonuses were paid to “named executive officers” (as defined in National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)) listed in the summary compensation table below in the amount of US$360,372, a relatively low number against the standards of our benchmarked comparator group.  The decision to pay such bonuses (and their amount) was based, in part, upon an evaluation of our financial and operational performance during the relevant year.

Long-Term Incentives

 Long-term incentive compensation provides a reward for business success in future years and, being based on performance, is linked to Shareholders' interests.  We believe that equity ownership by our senior management is an essential feature of our compensation program.  We grant long-term incentives periodically to promote alignment of officer interests with that of Shareholders.  This type of award may consist of performance stock, stock options or other equity or performance based compensation.  To date, only stock options have been employed.  Each year, the Compensation Committee determines the amount and proportion of each type of long-term incentive for each director, officer and for key employees.

As in past years, during 2008 we relied heavily on grants of stock options to compensate directors, executive officers and key employees.  The Compensation Committee generally subjects option grants to a vesting schedule.  The exercise price is established as the fair market value of our Common Shares on the date the options are granted, in accordance with the provisions of the Stock Plan.   To determine the amount of option awards, the Compensation Committee considers the fact that stock options constitute a considerable portion of the compensation package that we use to attract and retain qualified executives, as well as the employee's ability to influence our future performance.  The Compensation Committee also takes into account the number of outstanding and unvested options held as well as the size of previous awards made to both the intended executive or employee and their peers. The number of stock options granted is designed to give rise to a total annual remuneration, including this long term incentive component, which placed the relevant officers and employees within the range between the mid-point and upper quartile of the comparator group.  We awarded options to purchase a total of 952,500 Common Shares during 2008. By their nature, stock options only have value to those receiving them if the value of our Company grows. The market price for our Common Shares has been, and is likely to continue to be, volatile.

The Compensation Committee is responsible for reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and evaluating our Chief Executive Officer's performance in light of those goals and objectives.  The Compensation Committee reviews and approves our Chief Executive Officer's annual base salary, bonus, and option grants annually.  This review process encompasses a number of factors, both quantitative and qualitative.  The process includes consideration of our performance; the value of similar incentive awards to chief executive officers of comparable companies and to the awards given to the Chief Executive Officer in past years, so that a compensation program can be monitored for the Chief Executive Officer at a fair and competitive level, consistent with our corporation's best interests.  Some of the factors considered during 2008 included exploration activities and achievements, and his success in raising needed capital.  Although the Compensation Committee does not assign any pre-determined weight to any specific factor, it considers all of those relevant to our past and future success

SUMMARY COMPENSATION TABLE

The following table sets forth information concerning the total compensation paid, during the financial year ended December 31, 2008, to each of the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers at December 31, 2008 whose total compensation was, individually, more than CDN$150,000 for the financial year ended December 31, 2008 (collectively, the "Named Executive Officers").

Effective December 31, 2008, the Canadian Securities Administration adopted a new form of executive compensation disclosure (new Form 51-102F6), which requires additional information to be included in the Summary Compensation Table in respect of compensation paid to Named Executive Officers for the 2008 financial year.  As permitted under these new rules, information with respect to financial years prior to 2008 in the below table has not been restated.

InterOil has not granted any share-based awards and does not have a long term non-equity compensation plan or a pension plan.

Name and principal position	Year	Salary ($)	Option based awards ($)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total compensation ($)
				Annual incentive plans

Phil E. Mulacek Chairman, and Chief Executive Officer	2008	500,000	1,326,125	-	168,000[2]	1,994,125

Collin F. Visaggio Chief Financial Officer [3]	2008	332,837	2,117,944	50,124	34,466[3]	2,535,371

Christian Vinson Director & Executive Vice President	2008	300,000	884,084	-	-	1,184,084

William Jasper III President and Chief Operating Officer	2008	250,000	1,323,211	210,000	-	1,783,211

Mark A. Laurie General Counsel & Company Secretary [3]	2008	275,682	1,342,007	100,248	33,833[3]	1,751,770

Notes:
1      The grant date fair value is calculated using the Black -Scholes-Merton model based on the following assumptions:

					Weighted average
		Risk free interest rate			expected life for
Year	Period	(%)	Dividend yield	Volatility (%)	options

2008	Oct 1 to Dec 31	1.5	-	83	4.3
2008	April 1 to Sep 30	2.7	-	80	5.0
2008	January 1 to March 31	2.2	-	73	5.0

This is a standard methodology.
[2]	Includes $18,000 directors’ fees and $150,000 in management fees paid to Petroleum and Independent Exploration Corporation as the general manager of S.P. InterOil, LDC. See “Management Contracts”.
[3]	Amounts in this column refer to statutory superannuation contributions made to Australian based employees mandated by Australian law.

[4]
The cash-based compensation of Australian-based employees is paid in Australian dollars. Amounts have been converted at an exchange rate of 0.8354, being the average rate quoted by OANDA for the 2008 year.

INCENTIVE PLAN AWARDS

The following table sets forth information regarding all option-based awards outstanding as at December 31, 2008 for each Named Executive Officer.  InterOil has not granted any share-based awards to any Named Executive Officers.

Outstanding Option-Based Awards

Option-based Awards
Name	Year	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options[1] ($)

Phil E. Mulacek	2004	15,000	24.00	10/05/09	-
	2005	15,000	30.38	10/05/10	-
	2006	15,000	14.19	09/06/11	-
	2007	15,000	43.22	24/06/12	-
	2008	60,000	33.82	22/06/13	-

Collin F. Visaggio	2006	90,000	17.73	19/10/11	-
	2008	30,000	33.82	22/06/13	-
	2008	225,000	9.80	25/11/13	888,750

Christian Vinson	2004	15,000	24.00	10/05/09	-
	2005	15,000	30.38	10/05/10	-
	2006	15,000	14.19	09/06/11	-
	2007	15,000	43.22	24/06/12	-
	2008	40,000	33.82	22/06/13	-

William J. Jasper III	2006	150,000	15.95	17/09/11	-
	2008	30,000	33.82	22/06/13	-
	2008	37,500	29.39	18/09/12	-

Mark A. Laurie	2007	30,000	39.76	19/06/12	-
	2008	30,000	33.82	22/06/13	-
	2008	105,000	9.80	25/11/13	414,750

[1]
The closing price for the Corporation’s Common Shares quoted on the American Stock Exchange on 31 December 2008, which forms the basis for this calculation, was $13.75. Note that the options identified above for which values are quoted had not vested and were not able to be exercised as at December 31, 2008

The following table sets forth the dollar value that would have been realized if options held by the Named Executive Officers had been exercised on the vesting date. InterOil has not granted any share-based to non-equity incentive plan compensation for any Named Executive Officer.

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-based awards – Value vested during the year(1) ($)

Phil E. Mulacek	16,600
Collin F. Visaggio	21,600
Christian Vinson	12,600
William Jasper III	625,000
Mark A. Laurie	-

Note:
[1]
The market price employed in this calculation is the closing price of InterOil’s Common Shares on the American Stock Exchange on the vesting date. The exercise or grant price is determined from this and the net amount multiplied by the number of shares under the vested option.

STOCK PLANS

The 2006 Stock Incentive Plan (the "Stock Plan") was adopted and approved by Shareholders in 2006.  The Stock Plan permits the Compensation Committee of the Board to grant incentive awards to directors, officers, employees and certain consultants, which include incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock, and other stock based awards. Some of the incentive awards may require the satisfaction of performance based criteria in order to be payable to participants. Such rights are an important component of the total compensation package offered to employees, certain consultants, and directors, reflecting the emphasis that InterOil places on motivating and rewarding superior results with long-term, performance based incentives.

The Stock Plan is administered by Compensation Committee of the Board. Subject to the terms of the Stock Plan, the Compensation Committee has the power to select the persons eligible to receive incentive awards, the type and amount of incentive awards to be awarded, and the terms and conditions of such awards.  The Compensation Committee has the authority to interpret the Stock Plan and establish, amend or waive rules necessary or appropriate for the administration of the Stock Plan.

No incentive stock options may be exercisable for more than ten years from the date of grant, or, in the case of an incentive stock option granted to an employee who owns or is deemed to own more than 10% of the outstanding Common Shares, five years from the date of grant.

The maximum number of Common Shares reserved for issuance issued under the Stock Plan is set at 2,000,000 Common Shares, representing 5.46% of the issued and outstanding Common Shares as at May 11 2009. The maximum aggregate number of Common Shares issuable  to any one person pursuant to incentive awards shall be 5% of the number of Common Shares that may be issued to insiders (together with any other previously established or proposed share compensation arrangements) within any one year period, may not exceed 10% of the number of outstanding shares and the number of Common Shares that may be issued to insiders, at any time, under the Stock Plan (together with any other previously established or proposed share compensation arrangements) may not exceed 10% of issued and outstanding Common Shares.

Rights under any award may not be transferred except by will or the laws of descent and distribution or a qualified domestic relations order.  However, the Compensation Committee may, in its discretion, authorize in the applicable award agreement the transfer, without consideration, of all or a portion of a non-statutory stock option by a participant in the plan to family members, trusts and entities owned by family members.

Unless provided otherwise in the applicable award agreement, in the event of a change in control, as defined in the Stock Plan, all outstanding awards shall become 100% vested, free of all restrictions, immediately and fully exercisable and deemed earned in full and payable as of the day immediately preceding the change in control.

Any Common Shares subject to an award under the Stock Plan that are forfeited or terminated, expire unexercised, lapse, or are otherwise cancelled in a manner such that the Common Shares covered by such award are not issued may again be used for awards under the Stock Plan. Only the net shares issued upon vesting of restricted stock and only shares issued as a result of a "cashless" exercise of a stock option shall be considered issued under the Stock Plan.

Under the Stock Plan, InterOil may issue Common Shares from treasury or purchase Common Shares on the open market or otherwise.  The Board has the power and authority to terminate or amend the Stock Plan at any time; provided, however, the Board may not, without the approval of Shareholders: (i) other than as a result of a dilutive event, increase the maximum number of shares which may be issued under the Stock Plan; (ii) amend the requirements as to the class of employees eligible to purchase Common Shares under the Stock Plan; (iii) extend the term of the Stock Plan; (iv) increase the maximum limits on awards to covered employees as set for compliance with Section 162(m) of the United States Internal Revenue Code or applicable Treasury Regulations; or (v) decrease the authority granted to the Compensation Committee under the Stock Plan in contravention of Rule 16b-3 under the United States Securities Exchange Act of 1934.  In addition, to the extent that the Compensation Committee determines that the listing requirements of any national securities exchange or quotation system on which our Common Shares are then listed or quoted, or the United State Internal Revenue Code or regulations promulgated thereunder, require Shareholder approval in order to maintain compliance with such listing requirements or to maintain any favourable tax advantages or qualifications, then the Stock Plan shall not be amended without Shareholder approval.  No amendment to the Stock Plan may adversely affect any rights of a holder of an outstanding award under the Stock Plan without such holder's consent.

Except as otherwise may be provided by the Compensation Committee in the award agreement, the period during which vested awards may be exercised following a termination of employment is as follows: (i) if a participant's employment is terminated for any reason other than as a result death, disability, retirement or for cause, the vested portion of such award is exercisable for the lesser of the expiration date set forth in the applicable award agreement or 90 days after the date of termination of employment; (ii) in the event of the termination of participant's employment for cause, all vested awards immediately expire; (iii) upon a participant's retirement, any vested award shall expire on the earlier of the expiration date set forth in the award agreement for such award or one year after the date of retirement (three months in the case of incentive stock options); and (iv) upon the death or disability of a participant, any vested award shall expire on the earlier of the expiration date set forth in the award agreement or the one year anniversary date of the participant's death or disability.

Stock Options

The Compensation Committee may grant as "non-statutory stock options" or "incentive stock options"; however, incentive stock options may only be granted to employees.  A maximum of 500,000 Common Shares may be issued upon exercise of incentive stock options.  The aggregate "Fair Market Value" of the Common Shares with respect to which incentive stock options become first exercisable by any participant during any calendar year cannot exceed $100,000.  The Compensation Committee may fix any price as the purchase price per Common Share which may be purchased under a non-statutory stock option.  The purchase price per Common Shares which may be purchased under an incentive stock option must be at least equal to the "Fair Market Value'' of the Common Shares on the date of grant.  In addition, while the Common Shares are listed on the TSX, the fair market value is equal to the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the date of grant of the stock option.  The volume weighted average trading price is calculated by dividing the total value of the Common Shares traded over the five day period by the total volume of Common Shares traded over the same period.  The exercise price for Common Shares acquired on exercise of a stock option must be paid in cash, or, if approved by the Compensation Committee, delivery of the Common Shares that have been held by the optionee for at least six months with a Fair Market Value equal to the exercise price of the stock option, the withholding of shares that would otherwise be issuable upon exercise, participation in a "cashless exercise'' arrangement, or payment of any other form of consideration acceptable to the Compensation Committee.

Stock Appreciation Rights ("SARs")

A SAR provides the holder with the right to receive a payment in Common Shares equal to the excess of the fair market value of a specified number of Common Shares on the date the SAR is exercised over a SAR price specified in the applicable award agreement.  The SAR price specified in an award agreement must be equal to or greater than the fair market value of the Common Shares on the date of the grant of the SAR.  No SAR’s have yet been granted under the Stock Plan.

 Restricted Stock

An award of restricted stock is an award of Common Shares that is subject to restrictions or limitations as set forth in the Stock Plan and in the related award agreement.  Restrictions may include the time or times within which such award may be subject to forfeiture and any performance goals which must be met.  Except for the right to vote the Commons Shares (unless otherwise provided in the applicable award agreement) and limitations on transfer or limitation set forth in the applicable award agreement, holders of restricted stock shall have all of the rights of a Shareholder, including, if provided in the applicable award agreement, the right to receive any dividends thereon.  Unless otherwise provided in an award agreement, upon the termination of a participant's employment the non-vested portions of all outstanding awards will terminate immediately.  No award of restricted stock has yet been made under the Stock Plan.

On May 13, 2009, the Board of Directors approved the 2009 Stock Incentive Plan (the "New Plan") which will result in the reservation of an additional 2,000,000 Common Shares to satisfy the grant of future incentive awards to employees, consultants and outside directors. Upon approval of the New Plan by the Shareholders, the New Plan will become effective and InterOil will cease to make awards under the current Stock Plan.  See "Business of the Meeting – Approval of 2009 Stock Incentive Plan".

RETIREMENT PLAN BENEFITS

InterOil has not adopted any retirement plan, pension plan or deferred compensation plan.

DISCLOSURE OF TERMINATION AND CHANGE OF CONTROL BENEFITS.

Termination and change of control payments are provided for in employment agreements with each of the President & Chief Operating Officer, Chief Financial Officer and General Counsel & Corporate Secretary, respectively.  Key elements are summarized as follows:

William Jasper III – President & Chief Operating Officer

On September 18, 2006, we entered into an initial three year employment contract with William Jasper as President and Chief Operating Officer.

In the event that during the term of employment Mr. Jasper's  employment is (i) involuntarily terminated by us except for "Cause"; (ii) terminated due to "Disability" or "Retirement"; (iii) terminated by him for "Good Reason"; or  (iv) terminated within 30 days of a “Change of Control” of the Corporation, then Mr. Jasper will be entitled to be paid, in the aggregate, as additional compensation an amount equal to $250,000, in any such event under (i), (ii) or (iii), or  two and one-half times his current base salary and annual bonus, as a result of a termination by Mr. Jasper under clause (iv) (the "Additional Payment").

We are required to pay Mr. Jasper the Additional Payment in a cash lump sum, net of applicable withholdings, not later than sixty calendar days following the date of termination.  If Mr. Jasper terminates his employment as a result of a Change of Control under (iv) above, his contract provided that all options that have been granted to him will immediately vest and will be exercisable for a period of 60 days. This provision is subject to the provisions of the Stock Plan.

We are permitted to terminate Mr. Jasper's employment contract for "Cause".  Cause includes conviction of an offence involving pecuniary dishonesty or sentencing to any period of imprisonment, acts of fraud or misappropriation, engagement in any material activity which directly competes with the business of InterOil or by failure to cure a breach of the agreement within a reasonable time.

Collin Visaggio – Chief Financial Officer

Under the terms of Mr. Visaggio’s employment contract he is entitled to receive payment of a certain amount in the event of a change of control of the Corporation and when, as a result of that change of control, there is a “material change”.  Material change means: (i) a substantial reduction in base salary; (ii) termination of office other than for cause; (iii) significant diminution in status or role by reason of the change of control (other than where the opportunity to be reassigned to another role for which he is reasonably suited by experience, training and qualifications which would not involve such a diminution is declined); (iv) geographic relocation to another State or Territory of Australia, or to another country,  subsequent to a change of control occurring; or (v) any other change which would constitute conduct entitling it to be accepted as repudiation by the Corporation of the contract.

In the event that the threshold conditions are met and notice of termination of employment is given by either Mr. Visaggio or InterOil, he is to be paid, within 3 months, an amount equal to nine months of his annual base salary, plus one additional month for each year of service, together with an amount equal to the maximum annual incentive bonus payable to him for that year.  Such payment is net of applicable taxes and to be made by InterOil Australia Pty Ltd, a wholly-owned subsidiary of the Corporation.

The payment is subject to certain conditions including resigning immediately from office as a director or officer of any InterOil company and maintaining confidentiality obligations.

This provision was not in place at 31 December 2008. No amount would have been payable to Mr. Visaggio had the threshold conditions been met on that date. In the event of a change of control occurring on or before 31 December, all stock options granted to Mr. Visaggio would have vested. The theoretical value of that to Mr. Visaggio is set out in the table headed “Outstanding Option-Based Awards”.

Mark Laurie – General Counsel and Company Secretary

Under the terms of Mr. Laurie’s employment contract he is entitled to receive payment of a certain amount in the event of a “change of control” of the Corporation and when, as a result of that change of control, there is a “material change”.  Material change means: (i) a substantial reduction in base salary; (ii) termination of office other than for cause; (iii) significant diminution in status or role by reason of the change of control (other than where the opportunity to be reassigned to another role for which he is reasonably suited by experience, training and qualifications which would not involve such a diminution is declined); (iv) geographic relocation to another State or Territory of Australia, or to another country,  subsequent to a change of control occurring; or (v) any other change which would constitute conduct entitling it to be accepted as repudiation by the Corporation of the contract.

In the event that the threshold conditions are met and notice of termination of employment is given by either Mr. Laurie or InterOil, he is to be paid, within 3 months the amount equal to nine months of his annual base salary, plus one additional month for each year of service, together with an amount equal to the maximum annual incentive bonus payable to him for that year.  Such payment is net of applicable taxes and to be made by InterOil Australia Pty Ltd, a wholly owned subsidiary of the Corporation.

The payment is subject to certain conditions including resigning immediately from office as a director or officer of any InterOil company and maintaining confidentiality obligations.

This provision was not in place at 31 December 2008. No amount would have been payable to Mr. Laurie had the threshold conditions been met on that date. In the event of a change of control occurring on or before 31 December, all stock options granted to Mr. Visaggio would have vested. The theoretical value of that to Mr. Laurie is set out in the table headed “Outstanding Option-Based Awards”.

DIRECTORS COMPENSATION

The following table sets forth compensation provided to the directors of InterOil during the year ended December 31, 2008.

The only compensation paid to directors in 2008 is fees and stock options. The compensation provided to each of Mr. Mulacek and Mr. Vinson in their capacities as directors of InterOil is included in the Summary Table.

Name	Fees earned ($)	Option- based awards(1) ($)	Total Compensation $

Roger N. Grundy	18,000	331,531	349,531

Gaylen J. Byker	50,000	331,531	381,531

Edward Speal	18,000	331,531	349,531

Donald Hanson[2]	14,250	331,531	345,781

Roger F. Lewis[3]	1,750	100,159	101,909

Notes:

[1]
All directors were granted options, in connection with their duties as a director, to purchase 15,000 Common Shares pursuant to the Stock Plan. Options were granted to Mr. Lewis on November 27, 2008, shortly after he became a director. Options were granted to all other directors on June 23, 2008. The grant date fair value is calculated using the Black- Scholes-Merton model based on the following assumptions:

					Weighted average
		Risk free interest rate			expected life for
Year	Period	(%)	Dividend yield	Volatility (%)	options

2008	Oct 1 to Dec 31	1.5	-	83	4.3
2008	April 1 to Sep 30	2.7	-	80	5.0
2008	January 1 to March 31	2.2	-	73	5.0

This is a standard methodology.
[2]	Mr. Donald Hansen resigned as a director on October 15, 2008. Fees shown were pro-rated accordingly, based on the annual amount of $18,000.00.
[3]	Mr. Roger Lewis was appointed as a director on November 26, 2008. Fees paid were pro-rated based on the annual amount of $18,000.00.

Directors, other than Mr. Vinson, receive a small fee paid quarterly in arrears. Dr Byker is paid a larger fee in recognition of the work load associated with his role as the lead independent director and chairman of the Audit, Compensation and Nominating and Governance committees. Compensation has historically been weighted towards equity-based stock option grants for directors, consistent with the approach employed for executive officers and key employees, and the Corporation’s early development stage. In recent years, directors have been granted 15,000 options on an annual basis at the time of the annual shareholders meeting in June. New directors have also been granted 15,000 options at the time of their appointment to the Board. At the end of the 2008 year, the Compensation Committee retained the Hay Group to review the compensation paid to non-executive directors against a relevant comparator group and to provide recommendations for InterOil. Work relating to this review is ongoing.

PERFORMANCE GRAPH

The following graph compares the yearly percentage change for the five years ended December 31, 2008, in the cumulative total shareholder return on our Common Shares against the cumulative total return for the S&P/TSX Composite Index.  The comparison of total return on an investment for each of the periods assumes that C$100 was invested on December 31, 2003 in our Common Shares, the S&P/TSX Composite Index, and that all dividends were reinvested.

	Years Ended December 31,
	2003		2004		2005		2006		2007		2008
S&P/TSX Composite Index	C$	100	C$	112.48	C$	137.12	C$	157.02	C$	168.27	C$	152.03

InterOil	C$	100	C$	120.13	C$	99.37	C$	96.16	C$	61.14	C$	71.71

During most of the period captured within the performance graph, cash-based remuneration for executive officers has not changed materially or, in many instances, at all. During 2008, some increases were made to salaries for some executive officers. Stock option grants have been a major component of remuneration for executive officers throughout the period. More significant option grants were made to executive officers in 2008 in recognition of the critical roles they play in the Company’s future, the need to ensure their total remuneration is competitive, and the risks involved with employment as an officer in a company in an early stage of its development.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information regarding our equity compensation plans as of December 31, 2008.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-averaged exercise price of outstanding options, warrants and rights (b)		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	1,839,500	US$	21.03	309,500

STOCK OPTION INFORMATION REQUIRED BY THE NEW YORK STOCK EXCHANGE

The following table provides additional information concerning stock options required as a result of the Corporation’s listing on the New York Stock Exchange.

Stock options outstanding at January 1, 2008	1,200,500

Stock options issued during 2008	952,500

Stock options exercised during 2008	58,000

Stock options cancelled during 2008	11,500

Stock options expired during 2008	244,000

Stock options outstanding at December 31, 2008	1,839,500

Common Shares available for future issuance under the plan as at:

January 1, 2008	1,250,500

December 31,2008	309,500

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of our current or former directors or executive officers owed any amounts to us or any of our subsidiaries at any time during 2008 or as of May 14, 2009 and we did not provide any financial assistance to any directors to purchase any of our securities in 2008.

STATEMENT OF CORPORATE GOVERNANCE PRACTICE

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the Shareholders, and the evaluation of the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of InterOil.

The Board believes that effective corporate governance is critical to our continued and long-term success.  The Board strongly believes that its commitment to sound corporate governance practices is in the best interests of its Shareholders and contributes to effective and efficient decision making.

The disclosure of InterOil's corporate governance practices is presented pursuant to the requirements of NI 58-101 and is set forth in Appendix "A" to this Circular.

MANAGEMENT CONTRACTS

We pay a management fee to Petroleum and Independent Exploration Corporation, a company controlled by Mr. Mulacek, our Chairman and Chief Executive Officer, of US$150,000 per annum.  Petroleum and Independent Exploration Corporation serves as the general manager of S.P. InterOil, LDC, a subsidiary of ours established under the laws of the Commonwealth of The Bahamas.  Under Bahamian corporate law, a sole general manager of a company is appointed by the members (shareholders) of the company and has the authority to manage the business and affairs of the company.  The general manager of a company exercises all powers that would typically be exercised by a board of directors.  Petroleum and Independent Exploration Corporation is owned by Mr. Mulacek, our Chairman and Chief Executive Officer, and members of his family.

ADDITIONAL INFORMATION

Additional information regarding us is available on SEDAR at www.sedar.com.  Information regarding our business is provided in our annual information statement for the year ended December 31, 2008.  Financial information is provided in our comparative financial statements and management's discussion and analysis for the year ended December 31, 2008.  Securityholders may contact InterOil Corporation at 60 - 92 Cook Street, Portsmith, Queensland, Australia 4870 (attention Mr. Anesti Dermedgoglou, Vice President of Investor Relations) or through our website at www.interoil.com to obtain, without charge, copies of these documents and additional copies of this Circular.

APPENDIX "A"

CORPORATE GOVERNANCE DISCLOSURE
FORM 58-101F1

Disclosure Requirement		InterOil Corporation Corporate Governance Practices

1. Board of Directors

(a)	Disclose the identity of directors who are independent.
The following directors are independent as that term is defined in NI 58-101 and under applicable New York Stock Exchange Rules: Dr. Gaylen Byker, Mr. Edward Speal and Mr. Roger Lewis.  (Mr. Donald Hansen was also an independent director until his retirement on October 14, 2008.)

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.
Phil E. Mulacek and Christian Vinson are both executive officers of InterOil.

Roger Grundy, through Breckland Limited of which he is a director and principal, has provided technical and advisory services to one of our subsidiaries and has received more than $75,000 during a 12 month period within the last three years.

(c)
Disclose whether or not a majority of directors is independent.  If a majority of directors is not independent, describe what the Board of Directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

Three of our six directors are independent under NI 58 - 101.  We believe that the fact that our Audit Committee, Compensation Committee and Nominating and Governance Committee are all composed entirely of independent directors facilitates the Board’s exercise of independent judgement.  In addition to the significant amount of board duties placed on these committees, the independent directors meet in executive session outside of the presence of any of our officers or non-independent directors at least once annually and more often as required.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	None of our other directors is currently serving on the board of any other reporting issuer or other publicly-traded corporation.

(e)
Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year.  If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.
During 2008, our independent directors met on three occasions without the presence of management and non-independent directors.

(f)
Disclose whether or not the chair of the board is an independent director.  If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.  If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

Our Chief Executive Officer also serves as the Chairman of the Board and is not an independent director.  Dr. Gaylen Byker acts as our Vice Chairman and as our lead independent director.  Dr. Byker chairs each of the Board’s Audit, Compensation, and Nominating and Governance Committees.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year	Please refer to Appendix "B" to this Circular.

2. Board Mandate

Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	Please refer to Appendix "C" to this Circular for the Board’s written charter. The charter is also available on our website at www.interoil.com.

3. Position Descriptions

(h)
Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.  If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.
The Board has developed and approved written position descriptions for the Chairman and for the chair of each Board committee.

(i)
Disclose whether or not the board and Chief Executive Officer have developed a written position description for the Chief Executive Officer.  If the board and Chief Executive Officer have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the Chief Executive Officer.
The Board has developed and agreed a written position description with the Chief Executive Officer.

4. Orientation and Continuing Education

(a)	Briefly describe what measures the board takes to orient new directors regarding:

(i)	the role of the board, its committees and its directors, and
New directors are provided with a copy of all Board and committee mandates and policies, articles and by-laws, pertinent corporate information and other reference materials, and are introduced to senior management and the other directors.

(ii)	the nature and operation of the issuer's business.
New directors are given an orientation tour of our operations in Papua New Guinea, and hold meetings with executive officers, other senior financial, corporate and operations personnel and existing directors upon joining the Board.  In these meetings, new directors are provided with presentations detailing our current operations and activities, together with an outline of the Corporation’s history and its strategic plans and objectives.  The orientation programme was reviewed and updated for Mr. Roger Lewis’ appointment to the Board in November 2008.

(b)
Briefly describe what measures, if any, the board takes to provide continuing education for its directors.  If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors

We do not currently have a formal continuing education program for our directors.  However, we will monitor the need for a continuing education program and implement one if the growth in or degree of change in the nature of the Corporation’s operations warrants it Board members are encouraged to communicate with management, auditors and legal advisers to remain current with industry trends and regulatory changes.

5. Ethical Business Conduct

(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	We have adopted a Code of Ethics and Business Conduct which applies to all of our directors, officers and employees.

(i)	disclose how a person or company may obtain a copy of the code;
Our Code of Ethics and Business Conduct is accessible on our website at www.interoil.com and also the SEDAR website located at ww.sedar.com.  Our employees and directors are all provided with a copy of our Code of Ethics and Business Conduct upon joining InterOil.

(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and
Our management and all employees are required to acknowledge their understanding of the Code of Ethics and Business Conduct and all new employees are required to accept its terms as a condition of their employment.  The Corporate Secretary monitors compliance with the Code and reports to the Board or to its Nominating and Governance Committee as required.

(iii)          provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

Our Board did not grant any waivers to our Code of Ethics and Business Conduct during 2008 and no other departures from the Code were requested.  Any future waivers will be disclosed in the appropriate filings on the SEDAR website located at www.sedar.com.

(b)
Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Directors are required to disclose any matters in which they may have, or may be perceived to have a material interest prior to consideration of the matter.  Upon such disclosure and upon advice from the Corporate Secretary and General Counsel where necessary, the director and the Board will determine whether the director should refrain from discussing or voting on the matter, or absent himself from the meeting while the matter is discussed.  Any transaction in which a director or executive officer has material interest is required to be approved by members of the Audit Committee not having an interest in the matter.  In addition, in certain instances special Board committees are established to deal with matters where potential conflicts of interest may arise.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	A whistleblower policy and facility are in place which provides employees with the ability to report, on a confidential and anonymous basis, any violations of the Code or other unethical conduct.

6. Nomination of Directors

(a)	Describe the process by which the board identifies new candidates for board nomination.
The Board through its Nominating and Corporate Governance Committee considers personal characteristics and core competencies required of Board members when evaluating persons to be nominated for election to the Board, taking into account the composition of the Board as a whole.  In addition, the Nominating and Governance Committee considers a candidate's qualification as "independent," as well as a candidate's depth of experience and availability, the balance of the business interests and experience of the incumbent or nominated directors and the need for any specific expertise to ensure an appropriate mix of relevant skills are present on the Board and its committees.

In addition to the criteria described above, the Nominating and Governance Committee may consider other qualifications and attributes which they believe are appropriate in evaluating the ability of an individual to serve as a member of the Board.  The Nominating and Governance Committee's goal is to assemble a Board that possesses a variety of perspectives and skills derived from high quality business and professional experience.  In order to ensure that the Board consists of members with a variety of perspectives and skills, the Nominating and Governance Committee has not set any minimum qualifications and also considers candidates with appropriate non-business backgrounds.   Other than ensuring that at least three members of the Board are financially literate and a sufficient number of the Board members meet applicable independence requirements, the committee has not set any specific skills that it believes are necessary for any individual director to possess.

(b)
Disclose whether or not the board has a nominating committee composed entirely of independent directors.  If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.
All of the members of our Nominating and Governance Committee are independent.

(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.
The purpose of the Nominating and Governance Committee is to:

·         identify and recommend to the Board individuals qualified to be nominated for election to the Board;

·         recommend to the Board the members and Chairperson for each Board committee;

·         periodically review and assess the Corporation’s Code of Ethics and Business Conduct and make recommendations for changes thereto to the Board;

·         review and report to the Board on a periodic basis with regards to matters of corporate governance (defined as the distribution of rights and responsibilities between the Board, Shareholders and management in determining the direction and performance of the Corporation and the procedures for making corporate decisions), including reviews of, and recommendations with regards to, Shareholder proposals; and

·         oversee any self-evaluation of the performance of the Board and the annual evaluation of the Corporation’s management.

In addition, the Committee is responsible for providing advice, on a confidential basis, to Corporation employees, officers and directors pursuant to the Corporation’s Code of Ethics and Business Conduct.

The responsibilities, powers and operation of the Nominating and Governance Committee are set out in its charter which is available on our website at www.interoil.com

7. Compensation

(a)	Describe the process by which the board determines the compensation for the issuer's directors and officers.
Please refer to the "Statement of Executive Compensation" in the Circular for details of the Corporation’s executive compensation structure and policies.  In the case of the Corporation’s officers, compensation matters are largely delegated to and dealt with by the Board’s Compensation Committee on the basis of advice provided by human resources management, external legal counsel, and compensation consultants where necessary.  Compensation for non-executive directors has not been reviewed since early 2006.  Some consideration of this has been commenced late in 2008 and is continuing.  The work is being overseen by the Compensation Committee with a view to a report being presented to the Board for consideration.

(b)
Disclose whether or not the board has a compensation committee composed entirely of independent directors.  If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.
All of the members of the Compensation Committee are independent.

(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.
The purpose of the Compensation Committee  is to:

·         discharge the Board's responsibilities relating to the fair and competitive compensation of our Chief Executive Officer, other executive officers, and directors;

·         review and approve an annual report on executive compensation for inclusion in our management information circular for our annual meeting of shareholders; and

·         administer, approve and evaluate our director and officer compensation plans, policies and programs.

The Compensation Committee administers our incentive compensation and stock option and other equity based plans in which the Chief Executive Officer and other executive officers may be participants and recommends to the Board amendments to such plans or adoption of new plans.  In connection with administering such plans, the Compensation Committee has the authority to (i) approve option guidelines and the general size of overall grants, (ii) make grants, (iii) interpret the plans, (iv) determine the rules and regulations relating to the plans, (v) modify or cancel existing grants and substitute new grants with the consent of grantees, (vi) designate employees eligible to participate in the plans, and (vii) impose such limitations, restrictions and conditions upon any award as the Compensation Committee deems appropriate and as permitted under the applicable plan.

The Compensation Committee reviews and approves corporate goals and objectives relevant to compensation of our Chief Executive Officer, evaluates our Chief Executive Officer's performance in light of those goals and objectives, and determines and approves our Chief Executive Officer's compensation level based on such evaluation.  The Committee annually reviews and approves our Chief Executive Officer's annual base salary, annual bonus, and long-term incentives. In addition, the Compensation Committee annually determines or makes recommendations to the Board with respect to the compensation of all other senior executives.   In determining the incentive component of executive compensation, the Compensation Committee considers such factors as our performance relative to our peer group, the officer's performance in light of our goals and objectives relevant to the officer's compensation, competitive market data pertaining to compensation at comparable companies, and such other factors as the Compensation Committee deems relevant.

The committee also administers our insider trading policy as it applies to senior management.

The responsibilities, powers and operation of the Compensation Committee are set out in its charter which is available on our website at www.interoil.com

(d)
If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.  If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

The Hay Group was retained by the Compensation Committee towards the end of the 2008 year to review the remuneration paid to non-executive directors.  This work is ongoing.  Hay Group also undertake  an annual remuneration and benefits survey in Papua New Guinea and provide a report containing data for that employment market.  On occasion, the Company commissions a single-sector survey.  They are also engaged from time to time to provide human resources staff training in Papua New Guinea.

8. Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.
A Reserves Committee was established by the Board in June 2008.  Its membership was originally comprised of Mr. Hansen, Mr. Speal and Dr Byker.  Mr. Grundy was appointed to the Committee following Mr. Hansen’s retirement from the Board in October 2008.

The purpose of the Reserves Committee is to assist the Board to fulfil its responsibilities under National Instrument 51 – 101 Standards of Disclosure for Oil and Gas Activities.  The specific duties, responsibilities, powers and operation of the Reserves Committee are set out in its charter which is available on our website at www.interoil.com.

9. Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.  If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

InterOil has developed evaluation questionnaires and formal procedures for the evaluation of the performance, skills, specific competency and independence of each director and, to the extent applicable, the Board as a whole and the committees of the Board.   The process is overseen by the Nominating and Governance Committee and was last undertaken in mid- 2008.  The evaluation process is to be undertaken on an annual basis and will next be conducted during June and July of 2009.

Copies of position descriptions and mandates noted herein as being available on InterOil's website at www.interoil.com  may also be obtained on request from the Corporate Secretary at PO Box 6567, Cairns, Queensland, Australia 4870.

APPENDIX "B"

DIRECTORS' ATTENDANCE RECORDS

The following table sets forth the attendance record of each director for all Board and committee meetings held for the financial year ended December 31, 2008.

		Committees
	Board	Audit	Compensation	Nominating and Governance	Reserves
Number of Meetings Held[1]	16	5	9	2	1

Number of Meetings Attended

Phil E. Mulacek	16	-	-	-	-

Christian M. Vinson	16	-	-	-	-

Roger N. Grundy[2]	11	-	-	-	[·]

Gaylen J. Byker	16	5	9	2	1

Edward Speal	16	5	9	2	1

Roger F. Lewis[3]	1	-	-	-	-

Donald R. Hanson[4]	11	-	7	-	-

[1]	Additional business was conducted and resolutions were passed during the year by way of unanimous written resolutions in lieu of meetings pursuant to section 3.13 of the Company’s By-Law.
[2]	Mr. Grundy was appointed to the Reserves Committee after the only meeting during 2008 had been held.
[3]	Mr. Lewis was appointed as a director on November 26, 2008 and he attended all meetings subsequent to his appointment.
[4]
Mr. Hanson resigned as a director effective October 4, 2008. He attended all but one Board, one audit Committee and one Compensation Committee meeting of those held during 2008 while he was a director.

B-1

APPENDIX "C"

CHARTER OF THE BOARD OF DIRECTORS

General Powers of the Board of Directors

The Board of Directors (the "Board") of InterOil Corporation (the "Corporation") has a duty to manage the business and affairs of the Corporation in accordance with the Business Corporations Act (Yukon) and the regulations thereunder, and the articles and by-laws of the Corporation.  The powers of the Board may be exercised by resolution passed at a meeting at which a quorum is present or by resolution in writing signed by all directors entitled to vote on the resolution.

The principal responsibility of the Board is to promote the best interests of the Corporation and its shareholders.  This responsibility includes: (i) approving fundamental operating, financial and other corporate plans, strategies and objectives; (ii) evaluating the performance of the Corporation and its senior management; (iii) selecting, regularly evaluating and fixing the compensation of executive officers; (iv) adopting policies of corporate governance and conduct, including compliance with stock exchange policies, applicable laws and regulations, financial and other controls; (v) reviewing the process of providing appropriate financial and operational information to the shareholders and the public generally; and (vi) evaluating the overall effectiveness of the Board.

The Board is responsible for ensuring that the Corporation carries out the strategic vision for the Corporation developed by the Chairperson of the Board and the CEO, and approved by the Board.  Historically, the Corporation's vision has focused on superior growth and accepted a correspondingly increased level of risk.  In carrying out its responsibilities, the Board is required to base its decisions on the Corporation's growth oriented approach to increasing shareholder value, or such other revised strategies as may be adopted by the Chairperson of the Board and the CEO, and approved by the Board.

General Fiduciary Duties

The Board must act in the best interests of the Corporation and its shareholders generally.  Every director of the Corporation in exercising his powers and discharging his duties must:

(a)	act honestly and in good faith with a view to the best interests of the Corporation; and

(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Fiduciary duties include, by way of example, the obligation to refrain from voting on contracts where personal financial or other interests conflict with those of the Corporation, using insider information in securities transactions and appropriating a corporate opportunity for personal benefit.  Directors must act with such care as would reasonably be expected of a person having the knowledge and experience of the particular director in question.

Directors should have sufficient information to enable them to make knowledgeable decisions on all matters coming before the Board.  It is the responsibility of each director to ask such questions as may be necessary to satisfy him that he has been supplied with all the necessary information on which to base his decisions.  Directors should have a basic understanding of the principal operational and financial objectives, strategies and plans of the Corporation, and the results of operations and financial condition of the Corporation.

Directors are entitled to rely in good faith on: (i) financial statements of the Corporation which are represented by an officer of the Corporation or in a written report of the auditors of the Corporation as fairly reflecting the financial condition of the Corporation; or (ii) an opinion or report of a lawyer, accountant, engineer, appraiser or other person whose profession lends creditability to a statement made by him.

In order to fulfill his fiduciary duties to the Corporation and its shareholders, each director should: (i) prepare for and attend all meetings of the Board; (ii) be sufficiently informed about the current and proposed activities of the Corporation; (iii) review the minutes of meetings, including any meeting not attended as well as any resolutions passed or actions taken; (iv) obtain advice from outside or independent advisors and consultants when necessary; (v) consider whether the minutes of the previous meeting of the Board accurately represent the discussions that took place and the resolutions that were passed; and (vi) be attentive to matters arising in respect of the Corporation's activities.

Conflicts of Interest

A director who is a party to a material contract or proposed material contract with the Corporation, or who is a director or officer of or has a material interest in any corporation or entity which is a party to a material contract or proposed material contract with the Corporation, must disclose in writing to the Corporation, or request to have entered in the minutes of meetings of directors, the nature and extent of his interest.

The disclosure required to be made by a director where there is a conflict of interest must be made at the meeting at which a proposed contract is first considered by the Board or, if the director had no interest in a proposed contract at the time of such meeting, at the first meeting of the Board after he acquires an interest.  If the director acquires an interest after a contract is made, he must disclose his interest at the first meeting of the Board after acquiring the interest.  If a person who has an interest in a contract later becomes a director of the Corporation, he must disclose his interest at the first meeting of the Board after he becomes a director.

Where a proposed contract is dealt with by a written resolution signed by all directors in lieu of a meeting of the Board, the disclosure must be made immediately upon receipt of the resolution or, if the director had no interest at the time of receipt of the resolution, at the first meeting of the Board after he acquires the interest.

A director who discloses a conflict of interest must refrain from taking part in any discussions or voting on any resolution to approve the contract, unless the contract is:

(a)	an arrangement by way of security for money loaned to or obligations undertaken by him, or by a corporation in which he has an interest, for the benefit of the Corporation or an affiliate;

(b)	a contract relating primarily to his remuneration as a director, officer, employee or agent of the Corporation or an affiliate;

(c)
a contract for indemnity or insurance with respect to a director or officer of the Corporation, a former director or officer of the Corporation or a person who acts or acted at the Corporation's request as a director or officer of a corporation of which the Corporation is or was a shareholder or creditor; or

(d)	a contract with an affiliate of the Corporation. Directors who serve on boards of affiliated corporations are not required to refrain from voting on contracts between the two corporations.

Any profits or gains realized by a director as a result of his privileged position on the Board must be reimbursed to the Corporation, except in the case of gains resulting from contracts with respect to which he has complied with the obligation to disclose his interest and has refrained from voting.

Mandate and Stewardship of the Corporation

The Board is responsible for the stewardship of the Corporation and, as part of the overall stewardship responsibility, should assume responsibility (directly or through its committees) for overseeing the following matters:

(a)	the adoption of a strategic planning process;

(b)	the identification of the principal risks of the Corporation's business and endeavouring to ensure the implementation of appropriate systems to manage those risks;

(c)	succession planning;

(d)	the implementation of a communications policy for the Corporation;

(e)	monitoring the integrity of the Corporation's internal control and management information systems; and

(f)	overseeing the Corporation's commitment to social and community responsibility and fostering ethical and responsible decision making by management.

The Board has identified the following core functions:

(a)	choosing the Corporation's Chief Executive Officer and overseeing his efforts to direct the senior management team in managing the enterprise;

(b)	setting the broad parameters within which the management team operates, including adopting a strategic planning process and approving a strategic direction;

(c)	defining a framework to monitor the management of business opportunities and risks;

(d)	providing direction and advice to the Chief Executive Officer and the management team;

(e)	monitoring and assessing the performance of the Chief Executive Officer; and

(f)	providing information to security holders and stakeholders about the integrity of the Corporation's financial performance.

Corporate Opportunity

A director is precluded from obtaining for himself or diverting to another person or corporation with whom or with which he is associated, either secretly or without the approval of the Corporation, any property or business advantage belonging to the Corporation or with respect to which the Corporation has been in the course of negotiations.

A director is also precluded from acting in the manner described even after his resignation where the resignation may fairly be considered to have been prompted or influenced by a wish to acquire for himself the opportunity sought by the Corporation, or where it was his position with the Corporation that led to the opportunity.

In certain circumstances, a director may not use his position as a director to make a profit, even if it was not open to the Corporation to participate in the transaction.

Duty of Independence

A director must act in the best interests of the Corporation and its shareholders generally and not in the interest of any one shareholder or group of shareholders.  In determining whether a particular transaction or course of action is in the best interests of the Corporation, a director, if he is elected or appointed by holders of a class or series of shares, may give special, but not exclusive, consideration to the interests of those who elected or appointed him.

Duty of Confidentiality

Directors of the Corporation have an obligation to maintain the confidentiality of matters discussed at meetings of the Board unless:

(a)	it was clearly understood at the Board meeting that the information was not required to be kept in confidence;

(b)	the director was required or authorized by law to disclose the information; or

(c)	the director was authorized expressly or implicitly by the Board to make disclosure of the information.

Duty Not to Misuse Information or Position

A director must not misuse his position or make improper use of information acquired by virtue of his position to gain, directly or indirectly, an advantage for himself or any other person or to cause detriment to the Corporation.  Directors are insiders of the Corporation and, as such, must not use information about the Corporation to trade in securities or to assist others to trade in securities of the Corporation before the information is available to the public.

Insider Reporting

Directors are required to report any changes in their direct or indirect beneficial ownership of or control or direction over securities of the Corporation within ten days of the change, or such shorter period as is required by applicable law.

Communication to Shareholders

The Board must comply with the Corporation's Disclosure Policy regarding effective communication with its shareholders and the public generally.  Directors have a responsibility to have appropriate procedures in place so that accurate, appropriate and timely disclosure is being made to the Corporation's shareholders and to the public.

Delegation of Authority to Officers and Committees

The Board may delegate authority and functions to officers and to committees of directors.  The Board has the right to appoint officers to perform such duties as are assigned to them by the Board.  The persons holding such offices shall also have the powers assigned to them from time to time by the Chief Executive Officer of the Corporation.

The Board has established an Audit Committee, a Compensation Committee and a Nominating and Governance Committee.  The Board has established a charter for each such committee, which includes the committee's responsibilities, the composition of the committee, various administrative matters, and a position description for the chair of each committee.  The Board may establish such other committees as it determines are necessary or beneficial for its management of the business and affairs of the Corporation and the fulfillment of its other responsibilities described in this Charter.

The following matters are within the sole purview of the Board and may not be delegated by the Board to a committee of directors or to an officer of the Corporation:

(a)	the submission to the shareholders of any question or matter requiring the approval of the shareholders;

(b)	the filling of a vacancy among the directors;

(c)	the issuance of securities, except in the manner and on the terms authorized by the Board;

(d)	the declaration of dividends;

(e)	the purchase, redemption or other acquisition of shares of the Corporation, except in the manner and on the terms authorized by the Board;

(f)
the payment of a commission to any person in consideration of: (i) his purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person; or (ii) his procuring or agreeing to procure purchasers for shares of the Corporation;

(g)	the approval of a management proxy circular;

(h)	the approval of any financial statements to be placed before the shareholders at an annual meeting; or

(i)	the adoption, amendment or repealing of any by-laws of the Corporation.

Financial Statements

The Board has a duty to approve the annual financial statements of the Corporation and to submit the financial statements of the Corporation, and the auditors' report thereon, for the preceding year to the shareholders at the annual meeting of the shareholders of the Corporation.

A director is required to forthwith notify both the Audit Committee and the Corporation's auditors of any error or misstatement of which he becomes aware in the audited financial statements of the Corporation.  The Board has a duty to prepare and issue corrected financial statements on being informed of an error or misstatement by an auditor or former auditor and the duty to file these statements with or inform the appropriate securities regulatory authorities.

Auditors

On demand from the Corporation's auditors, each present and former director of the Corporation has a duty to furnish to the auditors any information and explanations and allow access to any books, records, documents, accounts or vouchers of the Corporation or its subsidiaries that he is reasonably able to furnish and which the auditors consider necessary to enable them to report on the annual financial statements.

Shareholder Meetings

The Board is required to call the annual meeting of the shareholders and may, at any time, call a special meeting of shareholders.  The Board has a duty to call a special meeting of the shareholders to approve any matter which requires the approval of shareholders by special resolution.

Matters Requiring Board Approval

The following matters require specific approval of the Board:

(a)	all matters identified in this Charter as falling within the sole purview of the Board;

(b)	the annual budgets (including operating and capital budgets) for the Corporation and any amendments thereto;

(c)
compensation (including options, bonuses and forms of compensation) for executive officers of the Corporation having regard to the recommendations of the Compensation Committee and the Chief Executive Officer;

(d)
expenditures or transactions falling outside the guidelines or operating authorities approved by the Board provided; however, that expenditures described in an approved budget and other expenditures required in an emergency situation (i.e. environmental, health and safety) may be authorized by the CEO;

(e)	the selection of the principal advisors to the Corporation, including banking, legal, engineering and financial;

(f)	the appointment of executive officers of the Corporation;

(g)	the appointment of members to committees of the Board;

(h)
any transaction involving senior management that is outside corporate policy or which, because of the nature of the transaction or the potential for conflict because the parties are not acting at arm's length should be approved by the Board; and

(i)
major and significant corporate decisions, including any contract, arrangement or transaction, which would reasonably be considered to be material or of such significance as to reasonably warrant consideration by the Board.

APPENDIX "D"

2009 STOCK INCENTIVE PLAN

INTEROIL CORPORATION

2009 STOCK INCENTIVE PLAN

(As Effective June 19, 2009)

TABLE OF CONTENTS

	(w)	Non-statutory Stock Option	11

	(x)	Option Price	11

	(y)	Other Stock-Based Award	11

	(z)	Outside Director	11

	(aa)	Parent	11

	(bb)	Performance-Based Award	11

	(cc)	Performance-Based Exception	11

	(dd)	Performance Criteria	11

	(ee)	Performance Period	11

	(ff)	Plan	11

	(gg)	Plan Year	11

	(hh)	Publicly Held Corporation	11

	(ii)	Restricted Stock	11

	(jj)	Restricted Stock Award	11

	(kk)	Restricted Stock Unit	11

	(ll)	Restriction Period	11

	(mm)	Retirement	11

	(nn)	Securities Act	12

	(oo)	Share	12

	(pp)	Share Pool	12

	(qq)	Spread	12

	(rr)	Stock Appreciation Right or SAR	12

	(ss)	Stock Option or Option	12

	(tt)	Subsidiary	12

1.3.	Plan Administration		12

	(a)	Authority of the Committee	12

	(b)	Meetings	12

	(c)	Decisions Binding	12

	(d)	Modification of Outstanding Incentive Awards	13

	(e)	Delegation of Authority	13

	(f)	Expenses of Committee	13

	(g)	Surrender of Previous Incentive Awards	13

	(h)	Indemnification	13

1.4.	Common Shares Available for Incentive Awards		14

1.5.	Share Pool Adjustments for Awards and Payouts		14

1.6.	Common Shares Available		15

1.7.	Participation		15

	(a)	Eligibility	15

	(b)	Incentive Stock Option Eligibility	15

1.8.	Types of Incentive Awards		15

SECTION 2. STOCK OPTIONS AND STOCK APPRECIATION RIGHTS			15

2.1.	Grant of Stock Options		15

2.2.	Stock Option Terms		15

	(a)	Written Agreement	15

	(b)	Number of Shares	16

	(c)	Exercise Price	16

	(d)	Term	16

	(e)	Exercise	16

	(f)	$100,000 Annual Limit on Incentive Stock Options	16

2.3.	Stock Option Exercises		16

	(a)	Method of Exercise and Payment	16

	(b)	Restrictions on Share Transferability	17

	(c)	Notification of Disqualifying Disposition of Shares from Incentive Stock Options	17

	(d)	Proceeds of Option Exercise	17

2.4.	Stock Appreciation Rights		17

	(a)	Grant	17

	(b)	General Provisions	18

	(c)	Exercise	18

	(d)	Settlement	18

SECTION 3. RESTRICTED STOCK			18

3.1.	Award of Restricted Stock		18

	(a)	Grant	18

	(b)	Immediate Transfer Without Immediate Delivery of Restricted Stock	18

3.2.	Restrictions		19

	(a)	Forfeiture of Restricted Stock	19

	(b)	Issuance of Certificates	19

	(c)	Removal of Restrictions	19

3.3.	Delivery of Common Shares		19

SECTION 4. OTHER STOCK-BASED AWARDS			20

4.1.	Grant of Other Stock-Based Awards		20

4.2.	Other Stock-Based Award Terms		20

	(a)	Written Agreement	20

	(b)	Purchase Price	20

	(c)	Performance Criteria and Other Terms	20

SECTION 5. PERFORMANCE-BASED AWARDS AND PERFORMANCE CRITERIA			20

SECTION 6. PROVISIONS RELATING TO PLAN PARTICIPATION			22

6.1.	Incentive Agreement		22

6.2.	No Right to Employment		22

6.3.	Securities Requirements		22

6.4.	Transferability		23

6.5.	Rights as a Shareholder		23

	(a)	No Shareholder Rights	23

	(b)	Representation of Ownership	24

6.6.	Change in Stock and Adjustments		24

	(a)	Changes in Law or Circumstances	24

	(b)	Exercise of Corporate Powers	24

	(c)	Recapitalization of the Company	24

	(d)	Issue of Common Shares by the Company	24

	(e)	Assumption under the Plan of Outstanding Stock Options	24

	(f)	Assumption of Incentive Awards by a Successor	25

6.7.	Termination of Employment, Death, Disability and Retirement		26

	(a)	Termination of Employment	26

	(b)	Termination of Employment for Cause	26

	(c)	Retirement	26

	(d)	Disability or Death	27

	(e)	Continuation	27

6.8.	Change in Control		27

6.9.	Exchange of Incentive Awards		28

6.10.	Financing		29

SECTION 7. GENERAL			29

7.1.	Effective Date and Grant Period		29

7.2.	Funding and Liability of Company		29

7.3.	Withholding Taxes		29

	(a)	Tax Withholding	29

	(b)	Share Withholding	29

	(c)	Incentive Stock Options	30

	(d)	Loans	30

7.4.	No Guarantee of Tax Consequences		30

7.5.	Designation of Beneficiary by Participant		30

7.6.	Deferrals		30

7.7.	Amendment and Termination		30

7.8.	Requirements of Law	31

	(a) Governmental Entities and Securities Exchanges	31

	(b) Securities Act Rule 701	31

7.9.	Rule 16b-3 Securities Law Compliance for Insiders	32

7.10.	Compliance with Code Section 162(m) for Publicly Held Corporation	32

7.11.	Compliance with Code Section 409A	32

7.12.	Notices	32

	(a) Notice From Insiders to Secretary of Change in Beneficial Ownership	32

	(b) Notice to Insiders and Securities and Exchange Commission	32

7.13.	Pre-Clearance Agreement with Brokers	32

7.14.	Successors to Company	33

7.15.	Miscellaneous Provisions	33

7.16.	Severability	33

7.17.	Gender, Tense and Headings	33

7.18.	Governing Law	33

INTEROIL CORPORATION
2009 STOCK INCENTIVE PLAN

GENERAL PROVISIONS RELATING TO
PLAN GOVERNANCE, COVERAGE AND BENEFITS

Background and Purpose

InterOil Corporation, a corporation incorporated under the laws of Yukon Territory, Canada (the “Company”), hereby establishes the InterOil Corporation 2009 Stock Incentive Plan (the “Plan”), effective as of June 19, 2009 (the “Effective Date”) for the benefit of the Company and the participants in the Plan.

The purpose of the Plan is to foster and promote the long-term financial success of the Company and to increase shareholder value by: (a) encouraging the commitment of selected key Employees, Consultants and Outside Directors, (b) motivating superior performance of key Employees, Consultants and Outside Directors by means of long-term performance related incentives, (c) encouraging and providing key Employees, Consultants and Outside Directors with a program for obtaining ownership interests in the Company which link and align their personal interests to those of the Company’s shareholders, (d) attracting and retaining key Employees, Consultants and Outside Directors by providing competitive compensation opportunities, and (e) enabling key Employees, Consultants and Outside Directors to share in the long-term growth and success of the Company.

The Plan provides for payment of various forms of compensation.  It is not intended to be a plan that is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The Plan will be interpreted, construed and administered consistent with its status as a plan that is not subject to ERISA.

The Plan will remain in effect, subject to the right of the Board to amend or terminate the Plan at any time pursuant to Section 7.7, until all Shares subject to the Plan have been purchased or acquired according to its provisions.  However, in no event may an Incentive Stock Option be granted under the Plan after the Effective Date and beyond the expiration of ten (10) years from the Effective Date, to the extent required by Code Section 422(b)(2).

Definitions

The following terms shall have the meanings set forth below:

Authorized Officer. The Chairman of the Board, the CEO, the President, the Chief Financial Officer or any other senior officer of the Company to whom either of them delegate the authority to execute any Incentive Agreement for and on behalf of the Company.  No officer or director shall be an Authorized Officer with respect to any Incentive Agreement for himself.

Board. The Board of Directors of the Company.

Cause. This term is defined in Section 6.7(b).

CEO. The Chief Executive Officer of the Company.

Change in Control. Any of the events described in and subject to Section 6.8.

Code. The United States Internal Revenue Code of 1986, as amended, and the regulations and other authority promulgated thereunder by the appropriate governmental authority.  References herein to any provision of the Code shall refer to any successor provision thereto.

Committee. The committee appointed by the Board to administer the Plan.  While the Company is a Publicly Held Corporation, the Plan shall be administered by the Compensation Committee appointed by the Board consisting of not less than three directors who fulfill the “nonemployee director” requirements of Rule 16b-3 under the Exchange Act (to the extent that Section 16 of the Exchange Act is applicable to the Company) and the “outside director” requirements of Code Section 162(m).  In either case, the Committee may be the Compensation Committee of the Board, or any subcommittee of the Compensation Committee, provided that the members of the Committee for purposes of the Plan satisfy the requirements of the previous provisions of this paragraph.

The Board shall have the power to fill vacancies on the Committee arising by resignation, death, removal or otherwise.  The Board, in its sole discretion, may divide the powers and duties of the Committee among one or more separate committees, or retain all powers and duties of the Committee in a single Committee.  The members of the Committee shall serve at the discretion of the Board.

Notwithstanding the preceding paragraphs of this Section 1.2(g), the term “Committee” as used in the Plan with respect to any Incentive Award for an Outside Director shall refer to the entire Board.  In the case of an Incentive Award for an Outside Director, the Board shall have all the powers and responsibilities of the Committee hereunder as to such Incentive Award, and any actions as to such Incentive Award may be acted upon only by the Board (unless it otherwise designates in its discretion).  When the Board exercises its authority to act in the capacity as the Committee hereunder with respect to an Incentive Award for an Outside Director, it shall so designate with respect to any action that it undertakes in its capacity as the Committee.

Common Shares. The common shares of the Company and any class of common shares into which such common shares may hereafter be converted, reclassified or recapitalized.

Company. InterOil Corporation and any successor in interest thereto.

Consultant. An independent agent, consultant, an individual who has agreed to become an Employee within the next six months, or any other individual who is not an Outside Director or an Employee and who, in the opinion of the Committee, is (i) in a position to contribute to the growth or financial success of the Company (or any Parent or Subsidiary), (ii) is a natural person and (iii) provides bona fide services to the Company (or any Parent or Subsidiary), which services are not in connection with the offer or sale of securities in a capital raising transaction, and do not directly or indirectly promote or maintain a market for the Company’s securities.

Covered Employee. A named executive officer who is one of the group of covered employees, as defined in Code Section 162(m) and Treasury Regulation Section 1.162-27(c) (or its successor), during any period that the Company is a Publicly Held Corporation.

Disability. Disability means that the Grantee, because of ill health, physical or mental disability or any other reason beyond his control, is unable to perform his employment duties for a period of six (6) continuous months, as determined in good faith by the Committee.  With respect to any Incentive Stock Option, however, “Disability” means permanent and total disability as defined in Code Section 22(e)(3).  A determination of Disability may be made by a physician selected or approved by the Committee and, in this respect, the Grantee shall submit to any reasonable examination(s) required by such physician upon request.  Notwithstanding the foregoing provisions of this paragraph, in the event any Incentive Award is subject to Code Section 409A, then, in lieu of the foregoing definition and to the extent necessary to comply with the requirements of Code Section 409A, the definition of “Disability” for purposes of such Incentive Award shall be the definition of “disability” provided for under Code Section 409A and the regulations or other guidance issued thereunder.

Employee. Any employee of the Company (or any Parent or Subsidiary) within the meaning of Code Section 3401(c) including, without limitation, officers who are members of the Board.

Employment. Employment means that the individual is employed  as an Employee, or engaged as a Consultant or Outside Director, by the Company (or any Parent or Subsidiary), or by any corporation issuing or assuming an Incentive Award in any transaction described in Code Section 424(a), or by a parent corporation or a subsidiary corporation of such corporation issuing or assuming such Incentive Award, as the parent-subsidiary relationship shall be determined at the time of the corporate action described in Code Section 424(a).  In this regard, neither the transfer of an Employee from Employment by the Company to Employment by any Parent or Subsidiary, nor the transfer of an Employee from Employment by any Parent or Subsidiary to Employment by the Company, shall be deemed to be a termination of Employment of the Employee.  Moreover, the Employment of an Employee shall not be deemed to have been terminated because of an approved leave of absence from active Employment on account of temporary illness, authorized vacation or granted for reasons of professional advancement, education, or health, or during any period required to be treated as a leave of absence by virtue of any applicable statute, Company personnel policy or written agreement.

The term “Employment” for purposes of the Plan shall include (i) active performance of agreed services by a Consultant for the Company (or any Parent or Subsidiary) or (ii) current membership on the Board by an Outside Director.

Notwithstanding anything in the Plan to the contrary, in the event an Incentive Award issued under the Plan is subject to Code Section 409A, then, to the extent necessary to comply with Code Section 409A, no Employee or Outside Director shall be deemed to have suffered a termination of Employment with respect to such Incentive Award, unless and until the time that such termination of Employment constitutes a “separation from service” as defined in Code Section 409A and the regulations or other authoritative guidance issued thereunder.  In the event of a dispute, the determination hereunder regarding Employment, or termination of Employment, shall be made by the Committee in its discretion.

Exchange Act. The United States Securities Exchange Act of 1934, as amended.

Fair Market Value. While the Company is a Publicly Held Corporation, the Fair Market Value of one Common Share on the date in question is deemed to be the average of the opening and closing prices of a Share on the date as of which Fair Market Value is to be determined, or if no such sales were made on such date, the closing sales price on the immediately preceding business day of a Share as reported on the New York Stock Exchange or other principal securities exchange on which Shares are then listed or admitted to trading.

If the Company is not a Publicly Held Corporation at the time a determination of the Fair Market Value of the Common Shares is required to be made hereunder, the determination of Fair Market Value for purposes of the Plan shall be made by the Committee in its sole and absolute discretion and using a reasonable valuation method in accordance with the requirements of Code Section 409A and the regulations and other guidance issued thereunder.  In this respect, the Committee may rely on such financial data, appraisals, valuations, experts, and other sources as, in its sole and absolute discretion, it deems advisable under the circumstances.

Grantee. Any Employee, Consultant or Outside Director who is granted an Incentive Award under the Plan.

Immediate Family. With respect to a Grantee, the Grantee’s child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships.

Incentive Agreement. The written agreement entered into between the Company and the Grantee setting forth the terms and conditions pursuant to which an Incentive Award is granted under the Plan, as such agreement is further defined in Section 6.1.

Incentive Award or Award. A grant of an award under the Plan to a Grantee, including any Non-statutory Stock Option, Incentive Stock Option (ISO), Stock Appreciation Right (SAR), Restricted Stock Award, Restricted Stock Unit or Other Stock-Based Award, as well as any Supplemental Payment with respect thereto.

Incentive Stock Option or ISO. A Stock Option granted by the Committee to an Employee under Section 2 which is designated by the Committee as an Incentive Stock Option and intended to qualify as an Incentive Stock Option under Code Section 422.

Insider. If the Company is a Publicly Held Corporation, an individual who is, on the relevant date, an officer, director or ten percent (10%) beneficial owner of any class of the Company’s equity securities that is registered pursuant to Section 12 of the Exchange Act, all as defined under Section 16 of the Exchange Act.

Non-statutory Stock Option. A Stock Option granted by the Committee to a Grantee under Section 2 that is not designated by the Committee as an Incentive Stock Option.

Option Price. The exercise price at which a Share may be purchased by the Grantee of a Stock Option.

Other Stock-Based Award. An award granted by the Committee to a Grantee under Section 4.1 that is valued in whole or in part by reference to, or is otherwise based upon, Common Shares.

Outside Director. A member of the Board who is not, at the time of grant of an Incentive Award, an employee of the Company or any Parent or Subsidiary.

Parent. Any corporation (whether now or hereafter existing) which constitutes a “parent” of the Company, as defined in Code Section 424(e).

Performance-Based Award. A grant of an Incentive Award under the Plan pursuant to Section 5 that is intended to satisfy the Performance-Based Exception.

Performance-Based Exception. The performance-based exception from the tax deductibility limitations of Code Section 162(m), as prescribed in Code Section 162(m) and Treasury Regulation Section 1.162-27(e) (or its successor), which is applicable only during such period that the Company is a Publicly Held Corporation.

Performance Criteria. The business criteria that are specified by the Committee pursuant to Section 5 for an Incentive Award that is intended to qualify for the Performance-Based Exception; the satisfaction of such business criteria during the Performance Period being required for the grant and/or vesting of the particular Incentive Award to occur, as specified in the particular Incentive Agreement.

Performance Period. A period of time determined by the Committee over which performance is measured for the purpose of determining a Grantee’s right to, and the payment value of, any Incentive Award that is intended to qualify for the Performance-Based Exception.

Plan. The InterOil Corporation 2009 Stock Incentive Plan, as set forth herein and as it may be amended from time to time.

Plan Year. The calendar year.

Publicly Held Corporation. A corporation issuing any class of common equity securities required to be registered under Section 12 of the Exchange Act.

Restricted Stock. Common Shares that is issued or transferred to a Grantee pursuant to Section 3.

Restricted Stock Award. An authorization by the Committee to issue or transfer Restricted Stock to a Grantee pursuant to Section 3.

Restricted Stock Unit. A unit granted to a Grantee pursuant to Section 4.1 which entitles him to receive a Share or cash on the vesting date, as specified in the Incentive Agreement.

Restriction Period. The period of time determined by the Committee and set forth in the Incentive Agreement during which the transfer of Restricted Stock by the Grantee is restricted.

Retirement. The voluntary termination of Employment from the Company constituting retirement for age (i) on any date after the Employee attains the normal retirement age of 62 years, or (ii) an earlier retirement date for age as expressly agreed to by the Committee and designated by the Committee in the Employee’s individual Incentive Agreement.

Securities Act. The United States Securities Act of 1933, as amended.

Share. A Common Share of the Company.

Share Pool. The number of shares authorized for issuance under Section 1.4, as adjusted for (i) awards and payouts under Section 1.5 and (ii) changes and adjustments as described in Section 6.6.

Spread. The difference between the exercise price per Share specified in a SAR grant and the Fair Market Value of a Share on the date of exercise of the SAR.

Stock Appreciation Right or SAR. A Stock Appreciation Right as described in Section 2.4.

Stock Option or Option. Pursuant to Section 2, (i) an Incentive Stock Option granted to an Employee, or (ii) a Non-statutory Stock Option granted to an Employee, Consultant or Outside Director, which Option provides the Grantee with the right to purchase Common Shares upon specified terms.  In accordance with Code Section 422, only an Employee may be granted an Incentive Stock Option.

Subsidiary. Any (i) corporation in an unbroken chain of corporations beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain owns stock possessing a majority of the total combined voting power of all classes of stock in one of the other corporations in the chain, (ii) limited partnership, if the Company or any corporation described in item (i) above owns a majority of the general partnership interest and a majority of the limited partnership interests entitled to vote on the removal and replacement of the general partner, and (iii) partnership or limited liability company, if the partners or members thereof are composed only of the Company, any corporation listed in item (i) above or any limited partnership listed in item (ii) above, except that with respect to the issuance of Incentive Stock Options, the term “Subsidiary” shall have the same meaning as the term “subsidiary corporation” as defined in Code Section 424(f) as required by Code Section 422.

Plan Administration

Authority of the Committee. Except as may be limited by law and subject to the provisions herein, the Committee shall have the complete power and authority to (i) select Grantees who shall participate in the Plan; (ii) determine the sizes, duration and types of Incentive Awards; (iii) determine the terms and conditions of Incentive Awards and Incentive Agreements; (iv) determine whether any Shares subject to Incentive Awards will be subject to any restrictions on transfer; (v) construe and interpret the Plan and any Incentive Agreement or other agreement entered into under the Plan; and (vi) establish, amend, or waive rules for the Plan’s administration.  Further, the Committee shall make all other determinations which may be necessary or advisable for the administration of the Plan.

Meetings. The Committee shall designate a chairman from among its members who shall preside at its meetings, and shall designate a secretary, without regard to whether that person is a member of the Committee, who shall keep the minutes of the proceedings and all records, documents, and data pertaining to its administration of the Plan.  Meetings shall be held at such times and places as shall be determined by the Committee and the Committee may hold telephonic meetings.  The Committee may take any action otherwise proper under the Plan by the affirmative vote, taken with or without a meeting, of a majority of its members.  The Committee may authorize any one or more of its members or any officer of the Company to execute and deliver documents on behalf of the Committee.

Decisions Binding. All determinations and decisions of the Committee shall be made in its discretion pursuant to the terms and provisions of the Plan, and shall be final, conclusive and binding on all persons including the Company, its shareholders, Employees, Grantees, and their estates and beneficiaries.  The Committee’s decisions and determinations with respect to any Incentive Award need not be uniform and may be made selectively among Incentive Awards and Grantees, whether or not such Incentive Awards are similar or such Grantees are similarly situated.

Modification of Outstanding Incentive Awards. Subject to the shareholder approval requirements of Section 7.7 if applicable, the Committee may, in its discretion, provide for the extension of the exercisability of an Incentive Award, accelerate the vesting or exercisability of an Incentive Award, eliminate or make less restrictive any restrictions contained in an Incentive Award, waive any restriction or other provisions of an Incentive Award, or otherwise amend or modify an Incentive Award in any manner that (i) is not adverse to the Grantee to whom such Incentive Award was granted, (ii) is consented to by such Grantee, (iii) does not cause the Incentive Award to provide for the deferral of compensation in a manner that does not comply with Code Section 409A (unless otherwise determined by the Committee), or (iv) does not contravene the requirements of the Performance-Based Exception under Code Section 162(m) if applicable.

With respect to an Incentive Award that is an ISO, no adjustment thereto shall be made to the extent constituting a “modification” within the meaning of Code Section 424(h)(3) unless otherwise agreed to by the Grantee in writing.  Notwithstanding the above provisions of this subsection, no amendment or modification of an Incentive Award shall be made to the extent such modification results in any Stock Option with an exercise price less than 100% of the Fair Market Value per Share on the date of grant (110% for Grantees of ISOs who are 10% or greater shareholders pursuant to Section 1.7(b)).

Delegation of Authority. The Committee may delegate to designated officers or other employees of the Company any of its duties and authority under the Plan pursuant to such conditions or limitations as the Committee may establish from time to time, including, without limitation, the authority to recommend Grantees and the forms and terms of their Incentive Awards; provided, however, the Committee may not delegate to any person the authority (i) to grant Incentive Awards or (ii) if the Company is a Publicly Held Corporation, to take any action which would contravene the requirements of Rule 16b-3 under the Exchange Act, the Performance-Based Exception under Code Section 162(m), or the Sarbanes-Oxley Act of 2002.

Expenses of Committee. The Committee may employ legal counsel, including, without limitation, independent legal counsel and counsel regularly employed by the Company, and other agents as the Committee may deem appropriate for the administration of the Plan.  The Committee may rely upon any opinion or computation received from any such counsel or agent.  All expenses incurred by the Committee in interpreting and administering the Plan, including, without limitation, meeting expenses and professional fees, shall be paid by the Company.

Surrender of Previous Incentive Awards. The Committee may, in its discretion, grant Incentive Awards to Grantees on the condition that such Grantees surrender to the Committee for cancellation such other Incentive Awards (including, without limitation, Incentive Awards with higher exercise prices) as the Committee directs.  Incentive Awards granted on the condition precedent of surrender of outstanding Incentive Awards shall not count against the limits set forth in Section 1.4 until such time as such previous Incentive Awards are surrendered and cancelled.  No surrender of Incentive Awards shall be made under this Section 1.3(g) if such surrender causes any Incentive Award to provide for the deferral of compensation in a manner that is subject to taxation under Code Section 409A (unless otherwise determined by the Committee).

Indemnification. Each person who is or was a member of the Committee shall be indemnified by the Company against and from any damage, loss, liability, cost and expense that may be imposed upon or reasonably incurred by him in connection with or resulting from any claim, action, suit, or proceeding to which he may be a party or in which he may be involved by reason of any action taken or failure to act under the Plan, except for any such act or omission constituting willful misconduct or gross negligence.  Each such person shall be indemnified by the Company for all amounts paid by him in settlement thereof, with the Company’s approval, or paid by him in satisfaction of any judgment in any such action, suit, or proceeding against him, provided he shall give the Company an opportunity, at its own expense, to handle and defend the same before he undertakes to handle and defend it on his own behalf.  The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled (i) under the Company’s Articles of Continuance, certificate of incorporation or bylaws, (ii) pursuant to any separate indemnification or hold harmless agreement with the Company, (iii) as a matter of law, contract or otherwise, or (iv) any power that the Company may have to indemnify them or hold them harmless.

Common Shares Available for Incentive Awards

Subject to adjustment under Section 6.6, there shall be available for Incentive Awards that are granted wholly or partly in Common Shares (including rights or Stock Options that may be exercised for or settled in Common Shares) Two Million (2,000,000) Shares, including and counting, for this purpose, any Shares with respect to Awards made under the Plan prior to the Effective Date.  Pursuant to Section 1.5, the number of Shares that are the subject of Incentive Awards under the Plan, which are forfeited or terminated, expire unexercised, are settled in cash in lieu of Common Shares or in a manner such that all or some of the Shares covered by an Incentive Award are not issued to a Grantee or are exchanged for Incentive Awards that do not involve Common Shares, shall again immediately become available for Incentive Awards hereunder.

The aggregate number of Shares which may be issued upon exercise of ISOs shall be Five Hundred Thousand (500,000) of the Shares reserved pursuant to the previous paragraph.  For purposes of counting Shares against the ISO maximum number of reserved Shares, the net number of Shares issued pursuant to the exercise of an ISO shall be counted.  The Committee may from time to time adopt and observe such procedures concerning the counting of Shares against the Plan maximum as it deems appropriate.

Only during any period that the Company is a Publicly Held Corporation, if the Committee determines that a particular Incentive Award granted to a Covered Employee is intended to comply with the Performance-Based Exception, the following rules shall apply to grants of Incentive Awards to Covered Employees:

Subject to adjustment as provided in Section 6.6, the maximum aggregate number of Shares attributable to Incentive Awards paid out in Shares that may be granted (in the case of Stock Options and SARs) or that may vest (in the case of Restricted Stock, Restricted Stock Units or Other Stock-Based Awards), as applicable, in any calendar year pursuant to any Incentive Award held by any individual Covered Employee shall be Three Hundred Thousand (300,000).

The maximum aggregate cash payout (with respect to any Incentive Awards paid out in cash) in any calendar year which may be made to any Covered Employee shall be Five Million Dollars ($5,000,000 USD).

With respect to any Stock Option or SAR granted to a Covered Employee that is canceled or repriced, the number of Shares subject to such Stock Option or SAR shall continue to count against the maximum number of Shares that may be the subject of Stock Options or SARs granted to such Covered Employee hereunder and, in this regard, such maximum number shall be determined in accordance with Code Section 162(m).

The limitations of subsections (a), (b) and (c) above shall be construed and administered so as to comply with the Performance-Based Exception.

Share Pool Adjustments for Awards and Payouts

To the full extent permitted by law or the rules and regulations of any stock exchange on which the Common Shares are listed, (a) any Award involving the issuance of Shares that is forfeited, cancelled, returned to the Company for failure to satisfy vesting requirements or other conditions of the Award, or otherwise terminates without an issuance of Shares being made thereunder, the Shares covered thereby will no longer be counted against the maximum Share limitations in Section 1.4 and may again be made subject to Awards under the Plan pursuant to such limitations, and (b) payment of an Option Price by withholding Shares that otherwise would be acquired on exercise of the Option or for payment of applicable taxes shall be deemed to constitute Shares not issued or delivered to the Grantee and shall be deemed to be again available for Awards under the Plan.  Notwithstanding the foregoing, upon exercise of a stock-settled Stock Appreciation Right, the number of Shares subject to the Award that are then being exercised shall be counted against the maximum aggregate number of Shares that may be issued under the Plan as provided in Section 1.4, on the basis of one Share for every Share subject thereto, regardless of the actual number of Shares used to settle the Stock Appreciation Right upon exercise.  In any event, any Awards or portions thereof that are settled in cash and not in Shares shall not be counted against the maximum Share limitations in Section 1.4.

Common Shares Available

The Common Shares available for issuance or transfer under the Plan shall be made available from Shares now or hereafter (a) held in the treasury of the Company, (b) authorized but unissued shares, or (c) Shares to be purchased or acquired by the Company.  No fractional shares shall be issued under the Plan; payment for fractional shares shall be made in cash.

Participation

Eligibility. The Committee shall from time to time designate those Employees, Consultants and/or Outside Directors, if any, to be granted Incentive Awards under the Plan, the type of Incentive Awards granted, the number of Shares, Stock Options, rights or units, as the case may be, which shall be granted to each such person, and any other terms or conditions relating to the Incentive Awards as it may deem appropriate to the extent consistent with the provisions of the Plan.  A Grantee who has been granted an Incentive Award may, if otherwise eligible, be granted additional Incentive Awards at any time.

No Insider shall be eligible to be granted an Incentive Award that is subject to Rule 16a-3 under the Exchange Act unless and until such Insider has granted a limited power of attorney to those officers of the Company who have been designated by the Committee for purposes of future required filings under the Exchange Act.

Incentive Stock Option Eligibility. No Consultant or Outside Director shall be eligible for the grant of any Incentive Stock Option.  In addition, no Employee shall be eligible for the grant of any Incentive Stock Option who owns or would own immediately before the grant of such ISO, directly or indirectly, stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company, or any Parent or Subsidiary.  This restriction does not apply if, at the time such ISO is granted, the ISO exercise price is at least one hundred and ten percent (110%) of the Fair Market Value on the date of grant and the ISO by its terms is not exercisable after the expiration of five (5) years from the date of grant.  For the purpose of the immediately preceding sentence, the attribution rules of Code Section 424(d) shall apply for the purpose of determining an Employee’s percentage ownership in the Company or any Parent or Subsidiary.  This paragraph shall be construed consistent with the requirements of Code Section 422.

Types of Incentive Awards

The types of Incentive Awards under the Plan are Stock Options and Stock Appreciation Rights as described in Section 2, Restricted Stock Awards as described in Section 3, Restricted Stock Units and Other Stock-Based Awards as described in Section 4, or any combination of the foregoing.

STOCK OPTIONS AND STOCK APPRECIATION RIGHTS

Grant of Stock Options

The Committee is authorized to grant (a) Non-statutory Stock Options to Employees, Consultants and/or Outside Directors and (b) Incentive Stock Options to Employees only, in accordance with the terms and conditions of the Plan, and with such additional terms and conditions, not inconsistent with the Plan, as the Committee shall determine in its discretion.  Successive grants may be made to the same Grantee regardless whether any Stock Option previously granted to such person remains unexercised.

Stock Option Terms

Written Agreement. Each grant of a Stock Option shall be evidenced by a written Incentive Agreement.  Among its other provisions, each Incentive Agreement shall set forth the extent to which the Grantee shall have the right to exercise the Stock Option following termination of the Grantee’s Employment.  Such provisions shall be determined in the discretion of the Committee, shall be included in the Grantee’s Incentive Agreement, and need not be uniform among all Stock Options issued pursuant to the Plan.

Number of Shares. Each Stock Option shall specify the number of Common Shares to which it pertains.

Exercise Price. The exercise price per Share under each Stock Option shall be determined by the Committee and (i) not less than 100% of the Fair Market Value per Share on the date the Stock Option is granted and (ii) specified in the Incentive Agreement; provided, however, if the Grantee of an ISO is a 10% or greater shareholder pursuant to Section 1.7(b)), the exercise price for the ISO shall not be less than 110% of the Fair Market Value on the date of grant.  Each Stock Option shall specify the method of exercise which shall be consistent with the requirements of Section 2.3(a).

Term. In the Incentive Agreement, the Committee shall fix the term of each Stock Option which shall not be more than (i) ten (10) years from the date of grant, or (ii) five (5) years from the date of grant for an ISO granted to 10% or greater shareholder pursuant to Section 1.7(b)).  In the event no term is specified in the Incentive Agreement, the term shall be ten (10) years from the date of grant.

Exercise. The Committee shall determine the time or times at which a Stock Option may be exercised, in whole or in part.  Each Stock Option may specify the required period of continuous Employment and/or the Performance Criteria to be achieved before the Stock Option or portion thereof will become exercisable.  Each Stock Option, the exercise of which, or the timing of the exercise of which, is dependent, in whole or in part, on the achievement of designated Performance Criteria, may specify a minimum level of achievement in respect of the specified Performance Criteria below which no Stock Options will be exercisable and a method for determining the number of Stock Options that will be exercisable if performance is at or above such minimum but short of full achievement of the Performance Criteria.  All such terms and conditions shall be set forth in the Incentive Agreement.

$100,000 Annual Limit on Incentive Stock Options. Notwithstanding any contrary provision in the Plan, a Stock Option designated as an ISO shall be an ISO only to the extent that the aggregate Fair Market Value (determined as of the time the ISO is granted) of the Shares with respect to which ISOs are exercisable for the first time by the Grantee during any single calendar year (under the Plan and any other stock option plans of the Company and its Subsidiaries or Parent) does not exceed $100,000.  This limitation shall be applied by taking ISOs into account in the order in which they were granted and shall be construed in accordance with Code Section 422(d).  To the extent that a Stock Option intended to constitute an ISO exceeds the $100,000 limitation (or any other limitation under Code Section 422), the portion of the Stock Option that exceeds the $100,000 limitation (or violates any other limitation under Code Section 422) shall be deemed a Non-statutory Stock Option.  In such event, all other terms and provisions of such Stock Option grant shall remain unchanged.

Stock Option Exercises

Method of Exercise and Payment. Stock Options shall be exercised by the delivery of a signed written notice of exercise to the Company, which must be received as of a date set by the Company in advance of the effective date of the proposed exercise.  The notice shall set forth the number of Shares with respect to which the Option is to be exercised, accompanied by full payment for the Shares.

The Option Price upon exercise of any Stock Option shall be payable to the Company in full either: (i) in cash or its equivalent; or (ii) subject to prior approval by the Committee in its discretion, by tendering previously acquired Shares having an aggregate Fair Market Value at the time of exercise equal to the Option Price, (iii) subject to prior approval by the Committee in its discretion, by withholding Shares which otherwise would be acquired on exercise having an aggregate Fair Market Value at the time of exercise equal to the total Option Price; or (iv) subject to prior approval by the Committee in its discretion, by a combination of (i), (ii), and (iii) above.

Any payment in Shares shall be effected by the surrender of such Shares to the Company in good form for transfer and shall be valued at their Fair Market Value on the date when the Stock Option is exercised.  Unless otherwise permitted by the Committee in its discretion, the Grantee shall not surrender, or attest to the ownership of, Shares in payment of the Option Price if such action would cause the Company to recognize compensation expense (or additional compensation expense) with respect to the Stock Option for financial accounting reporting purposes.

The Committee, in its discretion, also may allow the Option Price to be paid with such other consideration as shall constitute lawful consideration for the issuance of Shares (including, without limitation, effecting a “cashless exercise” with a broker of the Option), subject to applicable securities law restrictions and tax withholdings, or by any other means which the Committee determines to be consistent with the Plan’s purpose and applicable law.  At the direction of the Grantee, the broker will either (i) sell all of the Shares received when the Option is exercised and pay the Grantee the proceeds of the sale (minus the Option Price, withholding taxes and any fees due to the broker); or (ii) sell enough of the Shares received upon exercise of the Option to cover the Option Price, withholding taxes and any fees due the broker and deliver to the Grantee (either directly or through the Company) a stock certificate for the remaining Shares.  Dispositions to a broker effectuating a cashless exercise are not exempt under Section 16 of the Exchange Act if the Company is a Publicly Held Corporation that is subject to Section 16 of the Exchange Act.  Moreover, in no event will the Committee allow the Option Price to be paid with a form of consideration, including a loan or a “cashless exercise,” if such form of consideration would violate the Sarbanes-Oxley Act of 2002 as determined by the Committee.

As soon as practicable after receipt of a written notification of exercise and full payment, the Company shall deliver, or cause to be delivered, to or on behalf of the Grantee, in the name of the Grantee or other appropriate recipient, evidence of ownership for the number of Shares purchased under the Stock Option.

Subject to Section 6.4, during the lifetime of a Grantee, each Option granted to the Grantee shall be exercisable only by the Grantee (or his legal guardian in the event of his Disability) or by a broker-dealer acting on his behalf pursuant to a cashless exercise under the foregoing provisions of this Section 2.3(a).

Restrictions on Share Transferability. The Committee may impose such restrictions on any grant of Stock Options or on any Shares acquired pursuant to the exercise of a Stock Option as it may deem advisable, including, without limitation, restrictions under (i) any shareholders’ agreement, buy/sell agreement, right of first refusal, non-competition, and any other agreement between the Company and any of its securities holders or employees; (ii) any applicable United States, federal, Canadian or other securities laws; (iii) the requirements of any stock exchange or market upon which such Shares are then listed and/or traded; or (iv) any blue sky or state securities law applicable to such Shares.  Any certificate issued to evidence Shares issued upon the exercise of an Incentive Award may bear such legends and statements as the Committee shall deem advisable to assure compliance with applicable laws and regulations.

Any Grantee or other person exercising an Incentive Award shall be required, if requested by the Committee, to give a written representation that the Incentive Award and the Shares subject to the Incentive Award will be acquired for investment and not with a view to public distribution; provided, however, that the Committee, in its discretion, may release any person receiving an Incentive Award from any such representations either prior to or subsequent to the exercise of the Incentive Award.

Notification of Disqualifying Disposition of Shares from Incentive Stock Options. Notwithstanding any other provision of the Plan, a Grantee who disposes of Shares acquired upon the exercise of an Incentive Stock Option by a sale or exchange either (i) within two (2) years after the date of the grant of the Incentive Stock Option under which the Shares were acquired or (ii) within one (1) year after the transfer of such Shares to him pursuant to exercise, shall promptly notify the Company of such disposition, the amount realized and his adjusted basis in such Shares.

Proceeds of Option Exercise. The proceeds received by the Company from the sale of Shares pursuant to Stock Options exercised under the Plan shall be used for general corporate purposes.

Stock Appreciation Rights

Grant. The Committee may grant Stock Appreciation Rights to any Employee, Consultant or Outside Director.  Any SARs granted under the Plan are intended to satisfy the requirements under Code Section 409A to the effect that such SARs do not provide for the deferral of compensation that is subject to taxation under Code Section 409A.

General Provisions. The terms and conditions of each SAR shall be evidenced by an Incentive Agreement.  The exercise price per Share shall not be less than one hundred percent (100%) of the Fair Market Value of a Share on the grant date of the SAR.  The term of the SAR shall be determined by the Committee but shall not be greater than ten (10) years from the date of grant.  The Committee cannot include any feature for the deferral of compensation other than the deferral of recognition of income until exercise of the SAR.

Exercise. SARs shall be exercisable subject to such terms and conditions as the Committee shall specify in the Incentive Agreement for the SAR grant.  No SAR granted to an Insider may be exercised prior to six (6) months from the date of grant, except in the event of his death or Disability which occurs prior to the expiration of such six-month period if so permitted under the Incentive Agreement.

Settlement. Upon exercise of the SAR, the Grantee shall receive an amount equal to the Spread.  The Spread, less applicable withholdings, shall be payable only in Shares within 30 calendar days of the exercise date.  In no event shall any SAR be settled in any manner other than by delivery of Shares that are traded on an established securities market.  In addition, the Incentive Agreement under which such SARs are awarded, or any other agreements or arrangements, shall not provide that the Company will purchase any Shares delivered to the Grantee as a result of the exercise or vesting of a SAR.

RESTRICTED STOCK

Award of Restricted Stock

Grant. With respect to a Grantee who is an Employee, Consultant or Outside Director, Shares of Restricted Stock, which may be designated as a Performance-Based Award in the discretion of the Committee, may be awarded by the Committee with such restrictions during the Restriction Period as the Committee shall designate in its discretion.  Any such restrictions may differ with respect to a particular Grantee.  Restricted Stock shall be awarded for no additional consideration or such additional consideration as the Committee may determine, which consideration may be less than, equal to or more than the Fair Market Value of the shares of Restricted Stock on the grant date.  The terms and conditions of each grant of Restricted Stock shall be evidenced by an Incentive Agreement and, during the Restriction Period, such Shares of Restricted Stock must remain subject to a “substantial risk of forfeiture” within the meaning given to such term under Code Section 83.  Any Restricted Stock Award may, at the time of grant, be designated by the Committee as a Performance-Based Award that is intended to qualify for the Performance-Based Exception.

Immediate Transfer Without Immediate Delivery of Restricted Stock. Unless otherwise specified in the Grantee’s Incentive Agreement, each Restricted Stock Award shall not constitute an immediate transfer of the record and beneficial ownership of the Shares of Restricted Stock to the Grantee in consideration of the performance of services as an Employee or Outside Director, as applicable, and shall not entitle such Grantee to any voting and other ownership rights in such Shares until the date the Restriction Period ends.

As specified in the Incentive Agreement, a Restricted Stock Award may limit the Grantee’s dividend rights during the Restriction Period in which the shares of Restricted Stock are subject to a “substantial risk of forfeiture” (within the meaning given to such term under Code Section 83) and restrictions on transfer.  In the Incentive Agreement, the Committee may apply any restrictions to the dividends that the Committee deems appropriate.  Without limiting the generality of the preceding sentence, if the grant or vesting of Shares of a Restricted Stock Award granted to a Covered Employee, is designed to comply with the requirements of the Performance-Based Exception, the Committee may apply any restrictions it deems appropriate to the payment of dividends declared with respect to such Shares of Restricted Stock, such that the dividends and/or the Shares of Restricted Stock maintain eligibility for the Performance-Based Exception.  In the event that any dividend constitutes a derivative security or an equity security pursuant to the rules under Section 16 of the Exchange Act, if applicable, such dividend shall be subject to a vesting period equal to the remaining vesting period of the Shares of Restricted Stock with respect to which the dividend is paid.

Shares awarded pursuant to a grant of Restricted Stock, whether or not under a Performance-Based Award, may be issued in the name of the Grantee and held, together with a stock power endorsed in blank, by the Committee or Company (or their delegates) or in trust or in escrow pursuant to an agreement satisfactory to the Committee, as determined by the Committee, until such time as the restrictions on transfer have expired.  All such terms and conditions shall be set forth in the particular Grantee’s Incentive Agreement.  The Company or Committee (or their delegates) shall issue to the Grantee a receipt evidencing the certificates held by it which are registered in the name of the Grantee.

Restrictions

Forfeiture of Restricted Stock. Restricted Stock awarded to a Grantee may be subject to the following restrictions until the expiration of the Restriction Period: (i) a restriction that constitutes a “substantial risk of forfeiture” (as defined in Code Section 83), and a restriction on transferability; (ii) unless otherwise specified by the Committee in the Incentive Agreement, the Restricted Stock that is subject to restrictions which are not satisfied shall be forfeited and all rights of the Grantee to such Shares shall terminate; and (iii) any other restrictions that the Committee determines in advance are appropriate, including, without limitation, rights of repurchase or first refusal in the Company or provisions subjecting the Restricted Stock to a continuing substantial risk of forfeiture in the hands of any transferee.  Any such restrictions shall be set forth in the particular Grantee’s Incentive Agreement.

Issuance of Certificates. Reasonably promptly after the date of grant with respect to Shares of Restricted Stock, the Company shall cause to be issued a stock certificate, registered in the name of the Grantee to whom such Shares of Restricted Stock were granted, evidencing such Shares; provided, however, that the Company shall not cause to be issued such a stock certificate unless it has received a stock power duly endorsed in blank with respect to such Shares.  Each such stock certificate shall bear the following legend or any other legend approved by the Company:

The transferability of this certificate and the shares of stock represented hereby are subject to the restrictions, terms and conditions (including forfeiture and restrictions against transfer) contained in the InterOil Corporation 2009 Stock Incentive Plan (the “Plan”) and an Incentive Agreement entered into between the registered owner of such shares and InterOil Corporation, Inc.  A copy of the Plan and the Incentive Agreement are on file in the main corporate office of InterOil Corporation.

Such legend shall not be removed from the certificate evidencing such Shares of Restricted Stock unless and until such Shares vest pursuant to the terms of the Incentive Agreement.

Removal of Restrictions. The Committee, in its discretion, shall have the authority to remove any or all of the restrictions on the Restricted Stock if it determines that, by reason of a change in applicable law or another change in circumstance arising after the grant date of the Restricted Stock, such action is necessary or appropriate.

Delivery of Common Shares

Subject to withholding taxes under Section 7.3 and to the terms of the Incentive Agreement, a stock certificate evidencing the Shares of Restricted Stock with respect to which the restrictions in the Incentive Agreement have been satisfied shall be delivered to the Grantee or other appropriate recipient free of restrictions.

OTHER STOCK-BASED AWARDS

Grant of Other Stock-Based Awards

Other Stock-Based Awards may be awarded by the Committee to Grantees that are payable in Shares or in cash, as determined in the discretion of the Committee to be consistent with the goals of the Company.  Other types of Stock-Based Awards that are payable in Shares include, without limitation, purchase rights, Shares awarded that are not subject to any restrictions or conditions, Shares awarded subject to the satisfaction of specified Performance Criteria, convertible or exchangeable debentures, other rights convertible into Shares, Incentive Awards valued by reference to the performance of a specified Subsidiary, division or department of the Company, and settlement in cancellation of rights of any person with a vested interest in any other plan, fund, program or arrangement that is or was sponsored, maintained or participated in by the Company (or any Parent or Subsidiary).  As is the case with other types of Incentive Awards, Other Stock-Based Awards may be awarded either alone or in addition to or in conjunction with any other Incentive Awards.  Other Stock-Based Awards that are payable in Shares are not intended to be deferred compensation subject to taxation under Code Section 409A, unless otherwise determined by the Committee at the time of grant.

In addition to Other Stock-Based Awards that are payable in Shares, the Committee may award Restricted Stock Units to a Grantee that are payable in Shares or cash, or in a combination thereof.  Restricted Stock Units are not intended to be deferred compensation that is subject to Code Section 409A.  During the period beginning on the date such Incentive Award is granted and ending on the payment date specified in the Incentive Agreement, the Grantee’s right to payment under the Incentive Agreement must remain subject to a “substantial risk of forfeiture” within the meaning of such term under Code Section 409A.  In addition, payment to the Grantee under the Incentive Agreement shall be made within two and one-half months (2½) months following the end of the calendar year in which the substantial risk of forfeiture lapses unless an earlier payment date is specified in the Incentive Agreement.

Other Stock-Based Award Terms

Written Agreement. The terms and conditions of each grant of an Other Stock-Based Award, including vesting and any restrictions thereon, shall be evidenced by an Incentive Agreement.

Purchase Price. Except to the extent that an Other Stock-Based Award is granted in substitution for an outstanding Incentive Award or is delivered upon exercise of a Stock Option, the amount of consideration required to be received by the Company shall be either (i) no consideration other than services rendered (in the case of authorized and unissued shares), or to be rendered, by the Grantee, or (ii) as otherwise specified in the Incentive Agreement.

Performance Criteria and Other Terms. The Committee may specify Performance Criteria for (i) vesting in Other Stock-Based Awards and (ii) payment thereof to the Grantee, as it may determine in its discretion.  The extent to which any such Performance Criteria have been met shall be determined and certified by the Committee in accordance with the requirements to qualify for the Performance-Based Exception under Code Section 162(m).  All terms and conditions of Other Stock-Based Awards shall be determined by the Committee and set forth in the Incentive Agreement.

PERFORMANCE-BASED AWARDS AND PERFORMANCE CRITERIA

As determined by the Committee at the time of grant, Performance-Based Awards may be granted subject to performance objectives relating to one or more of the following within the meaning of Code Section 162(m) (the “Performance Criteria”) in order to qualify for the Performance-Based Exception:

profits (including, but not limited to, profit growth, net operating profit or economic profit);

profit-related return ratios;

return measures (including, but not limited to, return on assets, capital, equity, investment or sales);

cash flow (including, but not limited to, operating cash flow, free cash flow or cash flow return on capital or investments);

earnings (including but not limited to, total shareholder return, earnings per share or earnings before or after taxes);

net sales growth;

net earnings or income (before or after taxes, interest, depreciation and/or amortization);

gross, operating or net profit margins;

productivity ratios;

share price (including, but not limited to, growth measures and total shareholder return);

turnover of assets, capital, or inventory;

expense targets;

margins;

measures of health, safety or environment;

operating efficiency;

customer service or satisfaction;

market share;

credit quality;

debt ratios (e.g., debt to equity and debt to total capital); and

working capital targets.

Performance Criteria may be stated in absolute terms or relative to comparison companies or indices to be achieved during a Performance Period.  In the Incentive Agreement, the Committee shall establish one or more Performance Criteria for each Incentive Award that is intended to qualify for the Performance-Based Exception on its grant date.

In establishing the Performance Criteria for each applicable Incentive Award, the Committee may provide that the effect of specified extraordinary or unusual events will be included or excluded (including, but not limited to, items of gain, loss or expense determined to be extraordinary or unusual in nature or infrequent in occurrence, or related to the disposal of a segment of business or a change in accounting principle, each as determined in accordance with the standards under Opinion No. 30 of the Accounting Principles Board (APB Opinion 30) or any successor or other authoritative financial accounting standards, as determined by the Committee).  The terms of the stated Performance Criteria for each applicable Incentive Award, whether for a Performance Period of one (1) year or multiple years, must preclude the Committee’s discretion to increase the amount payable to any Grantee that would otherwise be due upon attainment of the Performance Criteria, but may permit the Committee to reduce the amount otherwise payable to the Grantee in the Committee’s discretion.

The Performance Criteria specified in any Incentive Agreement need not be applicable to all Incentive Awards, and may be particular to an individual Grantee’s function or business unit.  The Committee may establish the Performance Criteria of the Company (or any entity which is affiliated by common ownership with the Company) as determined and designated by the Committee, in its discretion, in the Incentive Agreement.

Performance-Based Awards will be granted in the discretion of the Committee and will be (a) sufficiently objective so that an independent person or entity having knowledge of the relevant facts could determine the amount payable to Grantee, if applicable, and whether the pre-determined goals have been achieved with respect to the Incentive Award, (b) established at a time when the performance outcome is substantially uncertain, (c) established in writing no later than ninety (90) days after the commencement of the Performance Period to which they apply, and (d) based on operating earnings, performance against peers, earnings criteria or such other criteria as provided in this Section 5.

PROVISIONS RELATING TO PLAN PARTICIPATION

Incentive Agreement

Each Grantee to whom an Incentive Award is granted shall be required to enter into an Incentive Agreement with the Company, in such a form as is provided by the Committee.  The Incentive Agreement shall contain specific terms as determined by the Committee, in its discretion, with respect to the Grantee’s particular Incentive Award.  Such terms need not be uniform among all Grantees or any similarly situated Grantees.  The Incentive Agreement may include, without limitation, vesting, forfeiture and other provisions particular to the particular Grantee’s Incentive Award, as well as, for example, provisions to the effect that the Grantee (a) shall not disclose any confidential information acquired during Employment with the Company, (b) shall abide by all the terms and conditions of the Plan and such other terms and conditions as may be imposed by the Committee, (c) shall not interfere with the employment or other service of any employee, (d) shall not compete with the Company or become involved in a conflict of interest with the interests of the Company, (e) shall forfeit an Incentive Award if terminated for cause, (f) shall not be permitted to make an election under Code Section 83(b) when applicable, and (g) shall be subject to any other agreement between the Grantee and the Company regarding Shares that may be acquired under an Incentive Award including, without limitation, a shareholders’ agreement, buy-sell agreement, or other agreement restricting the transferability of Shares by Grantee.  An Incentive Agreement shall include such terms and conditions as are determined by the Committee, in its discretion, to be appropriate with respect to any individual Grantee.  The Incentive Agreement shall be signed by the Grantee to whom the Incentive Award is made and by an Authorized Officer.

No Right to Employment

Nothing in the Plan or any instrument executed pursuant to the Plan shall create any Employment rights (including without limitation, rights to continued Employment) in any Grantee or affect the right of the Company to terminate the Employment of any Grantee at any time without regard to the existence of the Plan.

Securities Requirements

The Company shall be under no obligation to effect the registration pursuant to the Securities Act or any Canadian or other applicable securities laws of any Shares to be issued hereunder or to effect similar compliance under any state securities laws.  Notwithstanding anything herein to the contrary, the Company shall not be obligated to cause to be issued or delivered any certificates evidencing Shares pursuant to the Plan unless and until the Company is advised by its counsel that the issuance and delivery of such certificates is in compliance with all applicable laws, regulations of governmental authorities, and the requirements of any securities exchange on which Shares are traded.  The Committee may require, as a condition of the issuance and delivery of certificates evidencing Shares pursuant to the terms hereof, that the recipient of such Shares make such covenants, agreements and representations, and that such certificates bear such legends, as the Committee, in its discretion, deems necessary or desirable.

The Committee may, in its discretion, defer the effectiveness of any exercise of an Incentive Award in order to allow the issuance of Shares to be made pursuant to registration or an exemption from registration or other methods for compliance available under federal or state securities laws.  The Committee shall inform the Grantee in writing of its decision to defer the effectiveness of the exercise of an Incentive Award.  During the period that the effectiveness of the exercise of an Incentive Award has been deferred, the Grantee may, by written notice to the Committee, withdraw such exercise and obtain the refund of any amount paid with respect thereto.

If the Shares issuable on exercise of an Incentive Award are not registered under the Securities Act or any Canadian or other applicable securities laws, the Company may imprint on the certificate for such Shares the following legend or any other legend which counsel for the Company considers necessary or advisable to comply with the Securities Act or any Canadian or other applicable securities laws:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (“ACT”), OR THE SECURITIES LAWS OF ANY STATE.  THE SECURITIES MAY NOT BE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO ANY APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SUCH ACT AND SUCH LAWS OR PURSUANT TO A WRITTEN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

Transferability

Incentive Awards granted under the Plan shall not be transferable or assignable other than: (a) by will or the laws of descent and distribution or (b) pursuant to a qualified domestic relations order (as defined under Code Section 414(p)); provided, however, only with respect to Incentive Awards consisting of Non-statutory Stock Options, the Committee may, in its discretion, authorize all or a portion of the Non-statutory Stock Options to be granted on terms which permit transfer by the Grantee to (i) the members of the Grantee’s Immediate Family, (ii) a trust or trusts for the exclusive benefit of Immediate Family members, (iii) a partnership in which such Immediate Family members are the only partners, or (iv) any other entity owned solely by Immediate Family members; provided that (A) there may be no consideration for any such transfer, (B) the Incentive Agreement pursuant to which such Non-statutory Stock Options are granted must be approved by the Committee, and must expressly provide for transferability in a manner consistent with this Section 6.4, (C) subsequent transfers of transferred Non-statutory Stock Options shall be prohibited except in accordance with clauses (a) and (b) (above) of this sentence, and (D) there may be no transfer of any Incentive Award in a listed transaction as described in IRS Notice 2003-47.  Following any permitted transfer, the Non-statutory Stock Option shall continue to be subject to the same terms and conditions as were applicable immediately prior to transfer, provided that the term “Grantee” shall be deemed to refer to the transferee.  The events of termination of employment, as set out in Section 6.7 and in the Incentive Agreement, shall continue to be applied with respect to the original Grantee, and the Incentive Award shall be exercisable by the transferee only to the extent, and for the periods, specified in the Incentive Agreement.

Except as may otherwise be permitted under the Code, in the event of a permitted transfer of a Non-statutory Stock Option hereunder, the original Grantee shall remain subject to withholding taxes upon exercise.  In addition, the Company and the Committee shall have no obligation to provide any notices to any Grantee or transferee thereof, including, for example, notice of the expiration of an Incentive Award following the original Grantee’s termination of employment.

The designation by a Grantee of a beneficiary of an Incentive Award shall not constitute transfer of the Incentive Award.  No transfer by will or by the laws of descent and distribution shall be effective to bind the Company unless the Committee has been furnished with a copy of the deceased Grantee’s enforceable will or such other evidence as the Committee deems necessary to establish the validity of the transfer.  Any attempted transfer in violation of this Section 6.4 shall be void and ineffective.  All determinations under this Section 6.4 shall be made by the Committee in its discretion.

Rights as a Shareholder

No Shareholder Rights. Except as otherwise provided in Section 3.1(b) for grants of Restricted Stock or as expressly provided in the Incentive Agreement, a Grantee of an Incentive Award (or a permitted transferee of such Grantee) shall have no rights as a shareholder with respect to any Shares until the issuance of a stock certificate or other record of ownership for such Shares.

Representation of Ownership. In the case of the exercise of an Incentive Award by a person or estate acquiring the right to exercise such Incentive Award by reason of the death or Disability of a Grantee, the Committee may require reasonable evidence as to the ownership of such Incentive Award or the authority of such person.  The Committee may also require such consents and releases of taxing authorities as it deems advisable.

Change in Stock and Adjustments

Changes in Law or Circumstances. Subject to Section 6.8 (which only applies in the event of a Change in Control), in the event of any change in applicable law or any change in circumstances which results in or would result in any dilution of the rights granted under the Plan, or which otherwise warrants an equitable adjustment because it interferes with the intended operation of the Plan, then, if the Board or Committee should so determine, in its absolute discretion, that such change equitably requires an adjustment in the number or kind of shares of stock or other securities or property theretofore subject, or which may become subject, to issuance or transfer under the Plan or in the terms and conditions of outstanding Incentive Awards, such adjustment shall be made in accordance with such determination.  Such adjustments may include changes with respect to (i) the aggregate number of Shares that may be issued under the Plan, (ii) the number of Shares subject to Incentive Awards, and (iii) the Option Price or other price per Share for outstanding Incentive Awards, but shall not result in the grant of any Stock Option with an exercise price less than 100% of the Fair Market Value per Share on the date of grant.  The Board or Committee shall give notice to each applicable Grantee of such adjustment which shall be effective and binding.

Exercise of Corporate Powers. The existence of the Plan or outstanding Incentive Awards hereunder shall not affect in any way the right or power of the Company or its shareholders to make or authorize any or all adjustments, recapitalization, reorganization or other changes in the Company’s capital structure or its business or any merger or consolidation of the Company, or any issue of bonds, debentures, preferred or prior preference stocks ahead of or affecting the Common Shares or the rights thereof, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding whether of a similar character or otherwise.

Recapitalization of the Company. Subject to Section 6.8 (which only applies in the event of a Change in Control), if while there are Incentive Awards outstanding, the Company shall effect any subdivision or consolidation of Common Shares or other capital readjustment, the payment of a stock dividend, stock split, combination of Shares, recapitalization or other increase or reduction in the number of Shares outstanding, without receiving compensation therefor in money, services or property, then the number of Shares available under the Plan and the number of Incentive Awards which may thereafter be exercised shall (i) in the event of an increase in the number of Shares outstanding, be proportionately increased and the Option Price or Fair Market Value of the Incentive Awards awarded shall be proportionately reduced; and (ii) in the event of a reduction in the number of Shares outstanding, be proportionately reduced, and the Option Price or Fair Market Value of the Incentive Awards awarded shall be proportionately increased.  The Board or Committee shall take such action and whatever other action it deems appropriate, in its discretion, so that the value of each outstanding Incentive Award to the Grantee shall not be adversely affected by a corporate event described in this Section 6.6(c).

Issue of Common Shares by the Company. Except as hereinabove expressly provided in this Section 6.6 and subject to Section 6.8 in the event of a Change in Control, the issue by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, for cash or property, or for labor or services, either upon direct sale or upon the exercise of rights or warrants to subscribe therefor, or upon any conversion of shares or obligations of the Company convertible into such shares or other securities, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number of, or Option Price or Fair Market Value of, any Incentive Awards then outstanding under previously granted Incentive Awards; provided, however, in such event, outstanding Shares of Restricted Stock shall be treated the same as outstanding unrestricted Common Shares.

Assumption under the Plan of Outstanding Stock Options. Notwithstanding any other provision of the Plan, the Board or Committee, in its discretion, may authorize the assumption and continuation under the Plan of outstanding and unexercised stock options or other types of stock-based incentive awards that were granted under a stock option plan (or other type of stock incentive plan or agreement) that is or was maintained by a corporation or other entity that was merged into, consolidated with, or whose stock or assets were acquired by, the Company as the surviving corporation.  Any such action shall be upon such terms and conditions as the Board or Committee, in its discretion, may deem appropriate, including provisions to preserve the holder’s rights under the previously granted and unexercised stock option or other stock-based incentive award; such as, for example, retaining an existing exercise price under an outstanding stock option.  Any such assumption and continuation of any such previously granted and unexercised incentive award shall be treated as an outstanding Incentive Award under the Plan and shall thus count against the number of Shares reserved for issuance pursuant to Section 1.4.  In addition, any Shares issued by the Company through the assumption or substitution of outstanding grants from an acquired company shall reduce the Shares available for grants under Section 1.4.

Assumption of Incentive Awards by a Successor. Subject to the accelerated vesting and other provisions of Section 6.8 that apply in the event of a Change in Control, in the event of a Corporate Event (defined below), each Grantee shall be entitled to receive, in lieu of the number of Shares subject to Incentive Awards, such shares of capital stock or other securities or property as may be issuable or payable with respect to or in exchange for the number of Shares which Grantee would have received had he exercised the Incentive Award immediately prior to such Corporate Event, together with any adjustments (including, without limitation, adjustments to the Option Price and the number of Shares issuable on exercise of outstanding Stock Options).  For this purpose, Shares of Restricted Stock shall be treated the same as unrestricted outstanding Common Shares.  A “Corporate Event” means any of the following: (i) a dissolution or liquidation of the Company, (ii) a sale of all or substantially all of the Company’s assets, or (iii) a merger, consolidation or combination involving the Company (other than a merger, consolidation or combination (A) in which the Company is the continuing or surviving corporation and (B) which does not result in the outstanding Shares being converted into or exchanged for different securities, cash or other property, or any combination thereof).  The Board or Committee shall take whatever other action it deems appropriate to preserve the rights of Grantees holding outstanding Incentive Awards.

Notwithstanding the previous paragraph of this Section 6.6(f), but subject to the accelerated vesting and other provisions of Section 6.8 that apply in the event of a Change in Control, in the event of a Corporate Event (described in the previous paragraph), the Board or Committee, in its discretion, shall have the right and power to:

cancel, effective immediately prior to the occurrence of the Corporate Event, each outstanding Incentive Award (whether or not then exercisable) and, in full consideration of such cancellation, pay to the Grantee an amount in cash equal to the excess of (A) the value, as determined by the Board or Committee, of the property (including cash) received by the holders of Common Shares as a result of such Corporate Event over (B) the exercise price of such Incentive Award, if any; provided, however, this subsection (i) shall be inapplicable to an Incentive Award granted within six (6) months before the occurrence of the Corporate Event if the Grantee is an Insider, the Company is subject to Section 16 of the Exchange Act and such disposition is not exempt under Rule 16b-3 (or other rules preventing liability of the Insider under Section 16(b) of the Exchange Act) and, in that event, the provisions hereof shall be applicable to such Incentive Award after the expiration of six (6) months from the date of grant; or

provide for the exchange or substitution of each Incentive Award outstanding immediately prior to such Corporate Event (whether or not then exercisable) for another award with respect to the Common Shares or other property for which such Incentive Award is exchangeable and, incident thereto, make an equitable adjustment as determined by the Board or Committee, in its discretion, in the Option Price or exercise price of the Incentive Award, if any, or in the number of Shares or amount of property (including cash) subject to the Incentive Award; or

provide for assumption of the Plan and such outstanding Incentive Awards by the surviving entity or its parent.

The Board or Committee, in its discretion, shall have the authority to take whatever action it deems to be necessary or appropriate to effectuate the provisions of this Section 6.6(f).

Termination of Employment, Death, Disability and Retirement

Termination of Employment. Unless otherwise expressly provided in the Grantee’s Incentive Agreement or the Plan, if the Grantee’s Employment is terminated for any reason other than due to his death, Disability, Retirement or for Cause, any non-vested portion of any Stock Option or other Incentive Award at the time of such termination shall automatically expire and terminate and no further vesting shall occur after the termination date.  In such event, except as otherwise expressly provided in his Incentive Agreement, the Grantee shall be entitled to exercise his rights only with respect to the portion of the Incentive Award that was vested as of his termination of Employment date for a period that shall end on the earlier of (i) the expiration date set forth in the Incentive Agreement or (ii) ninety (90) days after the date of his termination of Employment.

Termination of Employment for Cause. Unless otherwise expressly provided in the Grantee’s Incentive Agreement or the Plan, in the event of the termination of a Grantee’s Employment for Cause, all vested and non-vested Stock Options and other Incentive Awards granted to such Grantee shall immediately expire, and shall not be exercisable to any extent, as of 12:01 a.m. (U.S. CST) on the date of such termination of Employment.

Unless otherwise provided in the applicable Incentive Agreement, when used in connection with the termination of a Grantee’s Employment, the term “Cause” shall mean the termination of the Grantee’s Employment by reason of:

the conviction of the Grantee by a court of competent jurisdiction as to which no further appeal can be taken of a crime involving moral turpitude or a felony or entering the plea of nolo contendere to such crime by Grantee;

the commission by the Grantee of a material act of fraud upon the Company or any Parent or Subsidiary;

the material misappropriation by the Grantee of any funds or other property of the Company or any Parent or Subsidiary;

the knowing engagement by the Grantee without the written approval of the Board, in any material activity that directly competes with the business of the Company or any Parent or Subsidiary, or which would directly result in a material injury to the business or reputation of the Company or any Parent or Subsidiary; or

with respect to any Grantee who is an Employee (A) a material breach by Employee during his Employment period of any of the restrictive covenants set out in his employment agreement with the Company or any Parent or Subsidiary, if applicable, or (B) the willful, material and repeated nonperformance of the Employee’s duties to the Company or any Parent or Subsidiary (other than by reason of the Employee’s illness or incapacity), but Cause shall not exist under this clause; or clauses (v)(A) or (v)(B) until after written notice from the Board has been given to the Employee of such material breach or nonperformance (which notice specifically identifies the manner and sets forth specific facts, circumstances and examples in which the Board believes that the Employee has breached the agreement or not substantially performed his duties) and the Employee has failed to cure such alleged breach or nonperformance within the time period set by the Board, but in no event less than thirty (30) business days after his receipt of such notice; and, for purposes of this clause (v), no act or failure to act on the Employee’s part shall be deemed “willful” unless it is done or omitted by the Employee not in good faith and without his reasonable belief that such action or omission was in the best interest of the Company (assuming disclosure of the pertinent facts, any action or omission by the Employee after consultation with, and in accordance with the advice of, legal counsel reasonably acceptable to the Company shall be deemed to have been taken in good faith and to not be willful for purposes of this definition of “Cause”).

Retirement. Unless otherwise expressly provided in the Grantee’s Incentive Agreement or the Plan, upon the termination of Employment due to the Grantee’s Retirement:

any non-vested portion of any outstanding Option or other Incentive Award shall immediately terminate and no further vesting shall occur; and

any vested Option or other Incentive Award shall expire on the earlier of (A) the expiration date set forth in the Incentive Agreement for such Incentive Award; or (B) the expiration of (1) one year after the date of his termination of Employment due to Retirement in the case of any Incentive Award other than an Incentive Stock Option or (2) three months after his termination date in the case of an Incentive Stock Option.

Disability or Death. Unless otherwise expressly provided in the Grantee’s Incentive Agreement or the Plan, upon termination of Employment as a result of the Grantee’s Disability or death:

any non-vested portion of any outstanding Option or other Incentive Award shall immediately terminate upon termination of Employment and no further vesting shall occur; and

any vested Incentive Award shall expire on the earlier of either (A) the expiration date set forth in the Incentive Agreement or (B) the one year anniversary date of the Grantee’s termination of Employment date.

In the case of any vested Incentive Stock Option held by an Employee following termination of Employment, notwithstanding the definition of “Disability” in Section 1.2, whether the Employee has incurred a “Disability” for purposes of determining the length of the Option exercise period following termination of Employment under this Section 6.7(d) shall be determined by reference to Code Section 22(e)(3) to the extent required by Code Section 422(c)(6).  The Committee shall determine whether a Disability for purposes of this Section 6.7(d) has occurred.

Continuation. Subject to the conditions and limitations of the Plan and applicable law and regulation in the event that a Grantee ceases to be an Employee, Outside Director or Consultant, as applicable, for whatever reason, the Committee and Grantee may mutually agree with respect to any outstanding Option or other Incentive Award then held by the Grantee (i) for an acceleration or other adjustment in any vesting schedule applicable to the Incentive Award; (ii) for a continuation of the exercise period following termination for a longer period than is otherwise provided under such Incentive Award; or (iii) to any other change in the terms and conditions of the Incentive Award.  In the event of any such change to an outstanding Incentive Award, a written amendment to the Grantee’s Incentive Agreement shall be required.  No amendment to a Grantee’s Incentive Award shall be made to the extent compensation payable pursuant thereto as a result of such amendment would be considered deferred compensation subject to taxation under Code Section 409A, unless otherwise determined by the Committee.

Change in Control

Notwithstanding any contrary provision in the Plan, in the event of a Change in Control (as defined below), the following actions shall automatically occur as of the day immediately preceding the Change in Control date unless expressly provided otherwise in the individual Grantee’s Incentive Agreement:

all of the Stock Options and Stock Appreciation Rights then outstanding shall become 100% vested and immediately and fully exercisable;

all of the restrictions and conditions of any Restricted Stock Awards, Restricted Stock Units and any Other Stock-Based Awards then outstanding shall be deemed satisfied, and the Restriction Period with respect thereto shall be deemed to have expired, and thus each such Incentive Award shall become free of all restrictions and fully vested; and

all of the Performance-Based Stock-Based Awards and any Other Stock-Based Awards shall become fully vested, deemed earned in full, and promptly paid within thirty (30) days to the affected Grantees without regard to payment schedules and notwithstanding that the applicable performance cycle, retention cycle or other restrictions and conditions have not been completed or satisfied.

For all purposes of this Plan, a “Change in Control” of the Company means the occurrence of any one or more of the following events:

any consolidation, merger or share exchange of the Company in which the Company is not the continuing or surviving corporation or pursuant to which Shares would be converted into cash, securities or other property, other than a consolidation, merger or share exchange of the Company in which the holders of the Common Shares immediately prior to such transaction have the same proportionate ownership of Common Shares of the surviving corporation immediately after such transaction;

any sale, lease, exchange or other transfer (excluding transfer by way of pledge or hypothecation) in one transaction or a series of related transactions, of all or substantially all of the assets of the Company;

the shareholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company;

the cessation of control (by virtue of their not constituting a majority of directors) of the Board by the individuals (the “Continuing Directors”) who (x) at the date of this Plan were directors or (y) become directors after the effective date of the Plan and whose election or nomination for election by the Company’s shareholders, was approved by a vote of at least one-half of the directors then in office who were directors at the effective date of the Plan or whose election or nomination for election was previously so approved;

the acquisition of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of an aggregate of 20% of the voting power of the Company’s outstanding voting securities by any person or group (as such term is used in Rule 13d-5 under the Exchange Act) who beneficially owned less than 15% of the voting power of the Company’s outstanding voting securities on the effective date of the Plan, or the acquisition of beneficial ownership of an additional 5% of the voting power of the Company’s outstanding voting securities by any person or group who beneficially owned at least 15% of the voting power of the Company’s outstanding voting securities on the effective date of the Plan; provided, however, that notwithstanding the foregoing, an acquisition shall not constitute a Change of Control hereunder if the acquirer is (x) a trustee or other fiduciary holding securities under an employee benefit plan of the Company and acting in such capacity, (y) a Subsidiary of the Company or a corporation owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of voting securities of the Company or (z) any other person whose acquisition of shares of voting securities is approved in advance by a majority of the Continuing Directors; or

in a Title 11 bankruptcy proceeding, the appointment of a trustee or the conversion of a case involving the Company to a case under Chapter 7.

Notwithstanding the occurrence of any of the foregoing events set out in this Section 6.8 which would otherwise result in a Change in Control, the Board may determine in its discretion, if it deems it to be in the best interest of the Company, that an event or events otherwise constituting or reasonably leading to a Change in Control shall not be deemed a Change in Control hereunder.  Such determination shall be effective only if it is made by the Board (a) prior to the occurrence of an event that otherwise would be, or reasonably lead to, a Change in Control, or (b) after such event only if made by the Board a majority of which is composed of directors who were members of the Board immediately prior to the event that otherwise would be, or reasonably lead to, a Change in Control.

Notwithstanding the foregoing provisions of this Section 6.8, to the extent that any payment or acceleration hereunder is subject to Code Section 409A for deferred compensation, Change in Control shall have the meaning set forth in Code Section 409A(2)(A)(v) and any regulations issued thereunder, which are incorporated herein by reference, but only to the extent inconsistent with the foregoing provisions as determined in the discretion of the Committee.

Exchange of Incentive Awards

The Committee may, in its discretion, permit any Grantee to surrender outstanding Incentive Awards in order to exercise or realize his rights under other Incentive Awards or in exchange for the grant of new Incentive Awards, or require holders of Incentive Awards to surrender outstanding Incentive Awards (or comparable rights under other plans or arrangements) as a condition precedent to the grant of new Incentive Awards.

Financing

Subject to the requirements of the Sarbanes-Oxley Act of 2002, the Company may extend and maintain, or arrange for and guarantee, the extension and maintenance of financing to any Grantee to purchase Shares pursuant to exercise of an Incentive Award upon such terms as are approved by the Committee in its discretion.

GENERAL

Effective Date and Grant Period

This Plan is adopted by the Board effective as of the Effective Date, subject to the approval of the shareholders of the Company within one year from the Effective Date.  Incentive Awards may be granted under the Plan at any time prior to receipt of such shareholder approval; provided, however, if the requisite shareholder approval is not obtained then any Incentive Awards granted hereunder shall automatically become null and void and of no force or effect.  Notwithstanding the foregoing, any Incentive Award that is intended to satisfy the “performance-based exception” under Code Section 162(m) shall not be granted until the terms of the Plan are disclosed to, and approved by, the shareholders of the Company in accordance with the requirements of the “performance-based exception” under Code Section 162(m).

Funding and Liability of Company

No provision of the Plan shall require the Company, for the purpose of satisfying any obligations under the Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made, or otherwise to segregate any assets.  In addition, the Company shall not be required to maintain separate bank accounts, books, records or other evidence of the existence of a segregated or separately maintained or administered fund for purposes of the Plan.  Although bookkeeping accounts may be established with respect to Grantees who are entitled to cash, Common Shares or rights thereto under the Plan, any such accounts shall be used merely as a bookkeeping convenience.  The Company shall not be required to segregate any assets that may at any time be represented by cash, Common Shares or rights thereto.  The Plan shall not be construed as providing for such segregation, nor shall the Company, the Board or the Committee be deemed to be a trustee of any cash, Common Shares or rights thereto.  Any liability or obligation of the Company to any Grantee with respect to an Incentive Award shall be based solely upon any contractual obligations that may be created by this Plan and any Incentive Agreement, and no such liability or obligation of the Company shall be deemed to be secured by any pledge or other encumbrance on any property of the Company.  The Company, Board, and Committee shall not be required to give any security or bond for the performance of any obligation that may be created by the Plan.

Withholding Taxes

Tax Withholding. The Company shall have the power and the right to deduct or withhold, or require a Grantee to remit to the Company, an amount sufficient to satisfy federal, state, and local taxes, domestic or foreign, required by law or regulation to be withheld with respect to any taxable event arising as a result of the Plan or an Incentive Award hereunder.  Upon the lapse of restrictions on Restricted Stock, the Committee, in its discretion, may elect to satisfy the tax withholding requirement, in whole or in part, by having the Company withhold Shares having a Fair Market Value on the date the tax is to be determined equal to the minimum withholding taxes which could be imposed on the transaction as determined by the Committee.

Share Withholding. With respect to tax withholding required upon the exercise of Stock Options or SARs, upon the lapse of restrictions on Restricted Stock, or upon any other taxable event arising as a result of any Incentive Awards, Grantees may elect, subject to the approval of the Committee in its discretion, to satisfy the withholding requirement, in whole or in part, by having the Company withhold Shares having a Fair Market Value on the date the tax is to be determined equal to the minimum withholding taxes which could be imposed on the transaction as determined by the Committee.  All such elections shall be made in writing, signed by the Grantee, and shall be subject to any restrictions or limitations that the Committee, in its discretion, deems appropriate.

Incentive Stock Options. With respect to Shares received by a Grantee pursuant to the exercise of an Incentive Stock Option, if such Grantee disposes of any such Shares within (i) two years from the date of grant of such Option or (ii) one year after the transfer of such shares to the Grantee, the Company shall have the right to withhold from any salary, wages or other compensation payable by the Company to the Grantee an amount sufficient to satisfy the minimum withholding taxes which could be imposed with respect to such disqualifying disposition.

Loans. To the extent permitted by the Sarbanes-Oxley Act of 2002 or other applicable law, the Committee may provide for loans, on either a short term or demand basis, from the Company to a Grantee who is an Employee to permit the payment of taxes required by law.

No Guarantee of Tax Consequences

The Company, Board and the Committee do not make any commitment or guarantee that any United States, federal, state, local, Canadian or foreign tax treatment will apply or be available to any person participating or eligible to participate hereunder.

Designation of Beneficiary by Participant

Each Grantee may, from time to time, name any beneficiary or beneficiaries (who may be named contingently or successively) to whom any benefit under the Plan is to be paid in case of his death before he receives any or all of such benefit.  Each such designation shall revoke all prior designations by the same Grantee, shall be in a form prescribed by the Committee, and will be effective only when filed by the Grantee in writing with the Committee (or its delegate), and received and accepted during the Grantee’s lifetime.  In the absence of any such designation, benefits remaining unpaid at the Grantee’s death shall be paid to the Grantee’s estate.

Deferrals

The Committee shall not permit a Grantee to defer such Grantee’s receipt of the payment of cash or the delivery of Shares under the terms of his Incentive Agreement that would otherwise be due and payable by virtue of the lapse or waiver of restrictions with respect to Restricted Stock or another form of Incentive Award, or the satisfaction of any requirements or goals with respect to any Incentive Awards, unless such deferral is exempt from, or compliant with, the requirements of Code Section 409A to avoid the imposition of tax under Code Section 409A.

Amendment and Termination

The Board shall have the power and authority to terminate or amend the Plan at any time; provided, however, the Board shall not, without the approval of the shareholders of the Company within the time period required by applicable law:

except as provided in Section 6.6, increase the maximum number of Shares which may be issued under the Plan pursuant to Section 1.4;

amend the requirements as to the class of Employees eligible to purchase Common Shares under the Plan;

extend the term of the Plan; or

while the Company is a Publicly Held Corporation (i) increase the maximum limits on Incentive Awards to Covered Employees as set for compliance with the Performance-Based Exception or (ii) decrease the authority granted to the Committee under the Plan in contravention of Rule 16b-3 under the Exchange Act to the extent Section 16 of the Exchange Act is applicable to the Company.

No termination, amendment, or modification of the Plan shall adversely affect in any material way any outstanding Incentive Award previously granted to a Grantee under the Plan, without the written consent of such Grantee or other designated holder of such Incentive Award.

In addition, to the extent that the Committee determines that (a) the listing for qualification requirements of any United States, Canadian or foreign national securities exchange or quotation system on which the Company’s Common Shares is then listed or quoted, if applicable, or (b) the Code (or regulations promulgated thereunder), require shareholder approval in order to maintain compliance with such listing requirements or to maintain any favorable tax advantages or qualifications, then the Plan shall not be amended in such respect without approval of the Company’s shareholders.

Requirements of Law

Governmental Entities and Securities Exchanges. The granting of Incentive Awards and the issuance of Shares under the Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.  Certificates evidencing Shares delivered under the Plan (to the extent that such shares are so evidenced) may be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the rules and regulations of the Securities and Exchange Commission, any Canadian securities laws, securities exchange or transaction reporting system upon which the Common Shares is then listed or to which it is admitted for quotation, and any applicable United States, federal or state, Canadian or foreign securities law or regulation.  The Committee may cause a legend or legends to be placed upon such certificates (if any) to make appropriate reference to such restrictions.

The Company shall not be required to sell or issue any Shares under any Incentive Award if the sale or issuance of such Shares would constitute a violation by the Grantee or any other individual exercising the Incentive Award, or the Company, of any provision of any law or regulation of any governmental authority, including without limitation, any Canadian, federal or state securities law or regulation.  If at any time the Company shall determine, in its discretion, that the listing, registration or qualification of any Shares subject to an Incentive Award upon any securities exchange or under any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the issuance or purchase of Shares hereunder, no Shares may be issued or sold to the Grantee or any other individual pursuant to an Incentive Award unless such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Company, and any delay caused thereby shall in no way affect the date of termination of the Incentive Award.  The Company shall not be obligated to take any affirmative action in order to cause the exercise of an Incentive Award or the issuance of Shares pursuant to the Plan to comply with any law or regulation of any governmental authority.  As to any jurisdiction that expressly imposes the requirement that an Incentive Award shall not be exercisable until the Shares covered thereby are registered or are exempt from registration, the exercise of such Incentive Award (under circumstances in which the laws of such jurisdiction apply) shall be deemed conditioned upon the effectiveness of such registration or the availability of such an exemption.

Securities Act Rule 701. If no class of the Company’s securities is registered under Section 12 of the Exchange Act, then unless otherwise determined by the Committee, grants of Incentive Awards to “Rule 701 Grantees” (as defined below) and issuances of the underlying Common Shares, if any, on the exercise or conversion of such Incentive Awards are intended to comply with all applicable conditions of Securities Act Rule 701 (“Rule 701”), including, without limitation, the restrictions as to the amount of securities that may be offered and sold in reliance on Rule 701, so as to qualify for an exemption from the registration requirements of the Securities Act.  Any ambiguities or inconsistencies in the construction of an Incentive Award or the Plan shall be interpreted to give effect to such intention.  In accordance with Rule 701, each Grantee shall receive a copy of the Plan on or before the date an Incentive Award is granted to him, as well as the additional disclosure required by Rule 701(e) if the aggregate sales price or amount of securities sold during any consecutive 12-month period exceeds $5,000,000 as determined under Rule 701(e).  If Rule 701 (or any successor provision) is amended to eliminate or otherwise modify any of the requirements specified in Rule 701, then the provisions of this Section 7.8(b) shall be interpreted and construed in accordance with Rule 701 as so amended.  For purposes of this Section 7.8(b), as determined in accordance with Rule 701, “Rule 701 Grantees” shall mean any Grantee other than a director of the Company, the Company’s chairman, CEO, president, chief financial officer, controller and any vice president of the Company, and any other key employee of the Company who generally has access to financial and other business related information and possesses sufficient sophistication to understand and evaluate such information.

Rule 16b-3 Securities Law Compliance for Insiders

If the Company is a Publicly Held Corporation, transactions under the Plan with respect to Insiders are intended to comply with all applicable conditions of Rule 16b-3 under the Exchange Act to the extent Section 16 of the Exchange Act is applicable to the Company.  Any ambiguities or inconsistencies in the construction of an Incentive Award or the Plan shall be interpreted to give effect to such intention, and to the extent any provision of the Plan or action by the Committee fails to so comply, it shall be deemed null and void to the extent permitted by law and deemed advisable by the Committee in its discretion.

Compliance with Code Section 162(m) for Publicly Held Corporation

If the Company is a Publicly Held Corporation, unless otherwise determined by the Committee with respect to any particular Incentive Award, it is intended that the Plan shall comply fully with the applicable requirements so that any Incentive Awards subject to Section 162(m) that are granted to Covered Employees shall qualify for the Performance-Based Exception.  If any provision of the Plan or an Incentive Agreement would disqualify the Plan or would not otherwise permit the Plan or Incentive Award to comply with the Performance-Based Exception as so intended, such provision shall be construed or deemed to be amended to conform to the requirements of the Performance-Based Exception to the extent permitted by applicable law and deemed advisable by the Committee; provided, however, no such construction or amendment shall have an adverse effect on the prior grant of an Incentive Award or the economic value to a Grantee of any outstanding Incentive Award.

Compliance with Code Section 409A

It is intended that Incentive Awards granted under the Plan shall be exempt from, or in compliance with, Code Section 409A, unless otherwise determined by the Committee at the time of grant.  In that respect, the Company, by action of its Board, reserves the right to amend the Plan, and the Board and the Committee each reserve the right to amend any outstanding Incentive Agreement, to the extent deemed necessary or appropriate either to exempt such Incentive Award from Section 409A or to comply with the requirements of Section 409A.  Further, Grantees who are “Specified Employees” (as defined under Section 409A), shall be required to delay payment with respect to an Incentive Award for six (6) months after “separation from service” (as defined under Section 409A), but only to the extent such Incentive Award is subject to taxation under Section 409A and such delay is required thereunder.

Notices

Notice From Insiders to Secretary of Change in Beneficial Ownership. To the extent Section 16 of the Exchange Act is applicable to the Company, within two business days after the date of a change in beneficial ownership of the Common Shares issued or delivered pursuant to this Plan, an Insider should report to the Secretary of the Company any such change to the beneficial ownership of Common Shares that is required to be reported with respect to such Insider under Rule 16(a)-3 promulgated pursuant to the Exchange Act.  Whenever reasonably feasible, Insiders will provide the Committee with advance notification of such change in beneficial ownership.

Notice to Insiders and Securities and Exchange Commission. To the extent applicable, the Company shall provide notice to any Insider, as well as to the Securities and Exchange Commission, of any “blackout period,” as defined in Section 306(a)(4) of the Sarbanes-Oxley Act of 2002, in any case in which Insider is subject to the requirements of Section 304 of said Act in connection with such “blackout period.”

Pre-Clearance Agreement with Brokers

Notwithstanding anything in the Plan to the contrary, no Shares issued pursuant to the Plan will be delivered to a broker or dealer that receives such Shares for the account of an Insider unless and until the broker or dealer enters into a written agreement with the Company whereby such broker or dealer agrees to report immediately to the Secretary of the Company (or other designated person) a change in the beneficial ownership of such Shares.

Successors to Company

All obligations of the Company under the Plan with respect to Incentive Awards granted hereunder shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.

Miscellaneous Provisions

No Employee, Consultant, Outside Director, or other person shall have any claim or right to be granted an Incentive Award under the Plan.  Neither the Plan, nor any action taken hereunder, shall be construed as giving any Employee, Consultant, or Outside Director any right to be retained in the Employment or other service of the Company or any Parent or Subsidiary.

The expenses of the Plan shall be borne by the Company.

By accepting any Incentive Award, each Grantee and each person claiming by or through him shall be deemed to have indicated his acceptance of the Plan.

The proceeds received from the sale of Common Shares pursuant to the Plan shall be used for general corporate purposes of the Company.

Severability

In the event that any provision of this Plan shall be held illegal, invalid or unenforceable for any reason, such provision shall be fully severable, but shall not affect the remaining provisions of the Plan, and the Plan shall be construed and enforced as if the illegal, invalid, or unenforceable provision was not included herein.

Gender, Tense and Headings

Whenever the context so requires, words of the masculine gender used herein shall include the feminine and neuter, and words used in the singular shall include the plural.  Section headings as used herein are inserted solely for convenience and reference and constitute no part of the interpretation or construction of the Plan.

Governing Law

The Plan shall be interpreted, construed and constructed in accordance with the laws of the State of Texas without regard to its conflicts of law provisions, except as may be superseded by applicable laws of the United States.

IN WITNESS WHEREOF, the Company has caused this Plan to be duly executed in its name and on its behalf by its duly authorized officer, on this ___ day of ___________, 2009, to be effective as of the Effective Date.

INTEROIL CORPORATION

By:

Name:

Title: